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Exhibit 99.2

Annual Report
 2016

GRANITE REIT

Table of Contents

Letter to Unitholders	1
Management's Discussion and Analysis of Results of Operations and Financial Position	5
Management's Responsibility for Financial Reporting	44
Reports of Independent Registered Public Accounting Firm	45
Combined Balance Sheets	47
Combined Statements of Income	48
Combined Statements of Comprehensive Income	49
Combined Statements of Unitholders' Equity	50
Combined Statements of Cash Flows	51
Notes to Combined Financial Statements	52
Corporate Information	Inside Back Cover

77 King St. W., Suite 4010 P.O. Box 159, TD Centre Toronto, ON, M5K 1H1 Canada

LETTER TO UNITHOLDERS

Dear Unitholders:

Granite had a very successful 2016, generating a total return of approximately 24.5% for its unitholders. This success was driven by several initiatives, including significant lease renewals and extensions, the lease-up of property developments, refinancing of our debt at a lower cost and the divestment of certain non-core properties. These initiatives were led by a focused, experienced management team and collectively contributed to greater cash flow stability and visibility, comparable funds from operations ("FFO")(1) growth and a distribution increase for the fifth consecutive year. This was achieved despite certain challenges Granite faced going into 2016. In the following paragraphs, I'll discuss the year's highlights, how we performed relative to our strategic objectives and our growth prospects going forward.

Continued geopolitical and economic uncertainty were underlying global themes in 2016 and Granite itself entered the year with its own challenges. A strategic review process was ongoing, leadership was in a state of flux and following the conclusion of the strategic review, the outlook for Granite was uncertain.

The strategic review was time well spent and we learned a lot. After having carefully considered a full range of alternatives, the review process served not only to reaffirm Granite's stand-alone strategy but what we learned from the process was key to the successes of 2016 and to enhancing our relationship with Magna going forward. Accordingly, Granite's long-term strategy remains unchanged: to continue to build a high quality diversified industrial real estate business; to patiently grow and diversify its asset base through acquisitions, development and dispositions; to optimize its balance sheet; and to reduce Granite's exposure to Magna and the special purpose properties over the long-term.

Following the conclusion of the strategic review, the management team set out to execute our strategy by focusing on four near-term priorities for 2016 to optimize the value of the core business and position Granite for future sustainable profitable growth:

  1.
  Leasing:    Solidify and extend the $35 million of rental revenue pertaining to five special purpose properties with leases that were due to expire within the next two years;

  2.
  Financial performance:    Deliver year-over-year FFO and distribution growth;

  3.
  Diversification:    Continue to divest non-core properties and to grow the asset base; and

  4.
  Balance Sheet Optimization and Capital Structure:    Reduce Granite's overall cost of capital and further optimize the balance sheet.

Granite REIT 2016 1

HOW DID WE DO? — 2016 HIGHLIGHTS

Very strong leasing results:

The management team completed lease renewals/extensions and new leases for a total of 28 properties, representing 9.5 million square feet or almost one-third of Granite's lease portfolio and over $82 million, 38% of annualized lease payments(2), approximately $52 million of which was for leases having a term of 15 years or longer. This included renewals or extensions for the five special purpose properties noted above as well as two additional special purpose properties. The lease terms for these seven special purpose properties were all extended beyond the original contracted renewal lease term. As a result, Granite's weighted average lease term for the entire portfolio at the end of 2016 increased to 7.0 years from 4.7 years at the beginning of the year and for the Magna tenanted special purpose properties to 10.7 years from 5.9 years at the beginning of the year.

Solid financial performance and increased distributions:

Granite increased comparable FFO from $3.36 per unit in 2015 to $3.43 per unit in 2016. At the same time, excluding the impact of the revaluation of stock based compensation due to the increased unit price, employee compensation and directors' fees and expenses were lower by approximately $1 million compared to 2015 and $1.4 million compared to 2014. Granite finished the year with an industry leading leverage ratio(3) of 25%, a key competitive advantage to our growth prospects.

Our solid financial performance together with the increased visibility of our cash flows led us to increase Granite's distribution to unitholders by 8.3% to $2.60 per unit for 2017 from the $2.40 per unit total paid out during 2016. This marked Granite's fifth consecutive annual increase and maintains a prudent comparable FFO payout ratio(4) of 71%.

Continued divestment of non-core properties and growth initiatives:

Granite sold seven non-core properties in 2016 for total gross proceeds of $42 million. On January 31, 2017, Granite acquired certain building expansions at two U.S. special purpose properties for approximately $72.1 million (US$ 54 million) which will contribute approximately $5.9 million (US$ 4.4 million) of revenue annually. In addition, Granite also purchased the minority interest positions in five U.S. properties that were acquired and/or developed over the last four years and settled the related contingent consideration obligations for approximately $21 million.

Reduced the cost of capital and improved the capital structure:

With the lease extensions in place, management turned its attention to the balance sheet and in the fourth quarter issued $400 million of unsecured debentures maturing, November 2023. In addition, Granite entered into a euro denominated cross currency interest rate swap that served to more naturally hedge our balance sheet and euro denominated cash flows. Entering into the swap also lowered the effective interest rate on the debentures from 3.873% to 2.43%.The proceeds of the debenture offering were used to refinance the higher cost $200 million debentures maturing in October 2018, repay approximately $105 million in secured construction loans and mortgages nearing maturity and to fund the future committed purchase of the Magna expansions discussed above.

As a result of these initiatives:

  •
  Granite's comparable future interest expense will be reduced by approximately $2.8 million;

  •
  The debt maturity profile has been extended and the exposure to rising interest rates has been reduced;

  •
  Granite's balance sheet is now completely unencumbered by secured debt; and

  •
  After funding the purchase of the Magna building expansions, cash on hand together with the available credit facility total approximately $424 million.

2 Granite REIT 2016

2016 LEADERSHIP CHANGES — HIGHLIGHTS

In addition to generating strong financial and operational results in 2016, Granite also continued to add depth and talent to its board and management teams.

There were two strong additions to Granite's Board of Trustees in 2016 with the appointments of Brydon Cruise, Chairman and Managing Partner of Brookfield Financial Securities LP and Donald Clow, President and Chief Executive Officer of Crombie Real Estate Investment Trust to the Board of Trustees.

On the management side, I was appointed Granite's Chief Executive Officer on March 31, 2016 and Ilias Konstantopoulos was appointed Chief Financial Officer in September 2016.

OUTLOOK

The achievement of Granite's 2016 strategic priorities have provided Granite with:

  •
  Long-term stability and enhanced visibility of its future revenue streams;

  •
  An overall portfolio weighted average lease term of 7.0 years;

  •
  A favourable debt maturity schedule;

  •
  A balance sheet unencumbered by secured debt;

  •
  A lower cost of capital;

  •
  Borrowing capacity in excess of $1 billion, using a targeted leverage ratio in the 40% range; and

  •
  An enhanced working relationship with our core tenant, Magna.

Looking forward, we see continued significant value creation opportunities as we build on our solid foundation by investing to grow our asset base by leveraging our balance sheet and by managing our existing real estate portfolio.

In 2017 and beyond, we will pursue:

  •
  Property, portfolio and corporate acquisitions, with a focus of capitalizing on any regional disparities, market disruptions or cyclical downturns across our international footprint;

  •
  Development opportunities from within Granite's existing portfolio and from acquired real estate assets;

  •
  Joint ventures and similar arrangements with local operating partners;

  •
  The targeted sale of certain non-core properties, primarily Magna tenanted; and

  •
  Further investments with our tenants, including Magna, in support of their growth where we believe it's in the best long-term economic interest of Granite.

We are committed to growth and our long-term strategy. Granite is now solidly and uniquely positioned to deploy its balance sheet over a broad range of investment opportunities spanning a number of countries each with differing and evolving economic circumstances.

We remain disciplined in our investment approach and will seek to invest in markets and opportunities where we see value and that are accretive from both an FFO and net asset value perspective. And while we continue to believe that the industrial real estate market is near or at the peak of the cycle in many of our markets, we also believe that our patience will pay off.

To date, Granite's success has been driven by its people — a strong management team, a supportive Board and excellent staff. With this team of individuals and given Granite's current positioning, my enthusiasm for Granite's prospects for growth and value creation has never been stronger. Execution continues to be the key. But patience is also critical as management and the Board are aligned in our collective belief that investing in real estate is a long-term proposition and best suited for those investors with a similar long-term investment horizon. As demonstrated by our track record, we will not succumb to making short-term decisions to satisfy short-term quarterly results or objectives at the expense of long-term value creation.

Granite REIT 2016 3

THANK YOU

To our unitholders, I want to thank you for investing in Granite and for your continued belief and trust that you have placed in us.

Granite's success is the result of the sustained energy and focused execution of dedicated individuals in North America and Europe including our management team, our staff and our Board. We have developed a culture of discipline and excellence that continues to serve Granite and its unitholders well. I thank everyone for their support and exemplary performance over this past year.

Regards,

Michael P. Forsayeth
Chief Executive Officer

(1)
FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure. FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

When
applicable, certain large unusual items may be added to or deducted from FFO to arrive at a comparable FFO amount. Comparable FFO for the three month period and year ended December 31, 2016 excludes $11.9 million of early redemption costs associated with the 4.613% Series 1 debentures that would have matured on October 2, 2018, as the redemption of the remaining unsecured debentures is not expected. There were no such adjustments for the three month period and year ended December 31, 2015. In the future, other large unusual items may also be considered when determining comparable FFO and will be explicitly described and quantified.

(2)
Annualized lease payments ("ALP") represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. In addition, rents denominated in foreign currencies are converted to Canadian dollars based on exchange rates in effect at the last day of the reporting period. Any other revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at December 31, 2016. Granite considers ALP to be a useful indicator of rental revenue excluding tenant recoveries and straight-line revenue adjustments anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities, as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue excluding tenant recoveries and straight-line revenue adjustments and therefore not comparable to any measure in the combined financial statements.

(3)
The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties, expressed as a percentage, and is a supplemental measure widely used by analysts and investors in evaluating the Trust's degree of leverage and the relative strength of its balance sheet.

(4)
The FFO payout ratio is calculated as distributions declared to unitholders divided by FFO or comparable FFO, if applicable, in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

4 Granite REIT 2016

Management's Discussion and Analysis of Results of Operations and Financial Position

For the three month period and year ended December 31, 2016

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three month period and year ended December 31, 2016. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2016. This MD&A is prepared as at March 1, 2017. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2016, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 income-producing properties. The tenant base includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as the largest tenant, in addition to tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). The income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in nine countries: Canada, the United States, Austria, Germany, the Netherlands, the Czech Republic, the United Kingdom, Spain and Poland. The lease payments are primarily denominated in three currencies: the Canadian dollar ("$"), the US dollar ("US$") and the euro ("€").

SIGNIFICANT MATTERS

Lease Renewals

During 2016, Granite renewed, extended or entered into 28 leases representing 9.5 million square feet or approximately one-third of Granite's income-producing property portfolio and $82.1 million of annualized lease payments (see "PERFORMANCE MEASUREMENT") as at December 31, 2016. Of these 28 leases, Granite extended or renewed early and extended leases for 15 properties tenanted by Magna, including seven special purpose properties (see "INVESTMENT PROPERTIES"), as announced on October 3, 2016. These special purpose property leases represent 5.6 million square feet and $58.6 million of annualized lease payments as at December 31, 2016. Six of these seven leases were extended or renewed early and extended to the year 2032 with the seventh lease extended to 2028. Largely due to these agreements, Granite's weighted average lease term for special purpose properties has increased to 10.7 years at the end of 2016 from 5.9 years at the beginning of 2016 and the weighted average lease term for Granite's entire income-producing property portfolio has increased to 7.0 years at the end of 2016 from 4.7 years at the beginning of 2016.

Issuance of Debentures

On December 20, 2016, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly-owned subsidiary of the Trust, issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the "2023 Debentures") at a nominal premium. Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. The 2023 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The proceeds from the 2023 Debentures were primarily used to

Granite REIT 2016 5

refinance certain outstanding debt, including the redemption of senior unsecured debentures due in 2018 and also to repay the credit facility which had been drawn to repay approximately $105.4 million of mortgages and construction loans that were due to mature within the next 18 months. As a result, Granite's entire property portfolio is unencumbered by secured property debt.

On December 20, 2016, Granite LP also entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures to euro denominated payments, resulting in an effective interest rate of 2.43% for the term of the 2023 Debentures. In addition, the Trust will repay principal proceeds of €281.1 million and receive $400.0 million on November 30, 2023.

Redemption of Debentures

On December 21, 2016, Granite LP redeemed all of the $200.0 million aggregate principal amount outstanding of 4.613% Series 1 senior debentures due October 2, 2018 (the "2018 Debentures") for an aggregate redemption price of $213.2 million, being the higher of the principal amount and the Canada Yield Price calculated in accordance with the trust indenture governing the 2018 Debentures, including accrued and unpaid interest to December 21, 2016 of $2.0 million. In the year ended December 31, 2016, the Trust recorded early redemption costs of $11.9 million.

Upon issuance of the 2018 Debentures in October 2013, the Trust entered into a cross currency interest rate swap (the "2018 Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and 4.613% interest payments from the 2018 Debentures for €142.3 million and euro denominated interest payments at a 3.56% interest rate. Due to the early redemption of the 2018 Debentures, the Trust settled the 2018 Cross Currency Interest Rate Swap with a payment of $1.2 million.

Capital Investment

On October 3, 2016, in connection with the early renewal and extension of leases at two special purpose properties located in Bowling Green, Kentucky and Piedmont, South Carolina, Granite announced its commitment to purchase from Magna certain building expansions representing an aggregate 0.5 million square feet of leasable area. On January 31, 2017, Granite purchased these building expansions for $72.1 million (US$ 53.7 million) which will result in an increase in annual rental revenue of approximately $5.9 million (US$ 4.4 million) based on lease terms in place. These expansions were funded by a combination of cash on hand and proceeds from the 2023 Debentures.

Purchase of Non-Controlling Interests

On November 17, 2016, Granite acquired the non-controlling interests in five U.S. properties and settled contingent consideration obligations for total cash consideration of $20.9 million (US$ 15.6 million). The purchase of the non-controlling interests for $12.1 million (US$ 9.0 million) resulted in a 100% ownership interest. In 2013, Granite acquired a 90% interest in two income-producing properties located in Logan, New Jersey and Savannah, Georgia, a 95% interest in one income-producing property in Portland, Oregon and a 90% interest in two development lands located in Berks County, Pennsylvania and Shepherdsville, Kentucky that were subsequently developed into modern warehouse facilities. Concurrent with the purchase of the non-controlling interests in November 2016, the contingent consideration obligations recognized on acquisition of these properties were settled for a total cash payment of $8.8 million (US$ 6.6 million) and the outstanding mortgages and constructions loans of $105.4 million (US$ 78.5 million) associated with these properties were ultimately refinanced with the proceeds from the unsecured 2023 Debentures.

Board and Officer Appointments

On November 22, 2016, Donald Clow was appointed as a trustee of Granite REIT and a director of Granite GP. Mr. Clow is currently the President and Chief Executive Officer of Crombie Real Estate Investment Trust.

Effective September 12, 2016, Ilias Konstantopoulos was appointed Granite's Chief Financial Officer. Mr. Konstantopoulos is a senior financial executive who brings over 20 years of corporate finance, mergers

6 Granite REIT 2016

and acquisitions and capital markets expertise to Granite from his roles as Managing Partner at Brookfield Financial and Managing Director at BMO Capital Markets.

On April 20, 2016, Brydon Cruise was appointed as a trustee of Granite REIT and a director of Granite GP. Mr. Cruise is a senior financial executive with over 25 years of experience in the global real estate industry concentrating on acquisitions, mergers and corporate finance in both North America and Europe. He is currently Chairman and Managing Partner of Brookfield Financial Securities LP and has been a senior member of that group since 2003.

On March 31, 2016, Michael Forsayeth was appointed Granite's Chief Executive Officer. Prior to March 31, 2016, Mr. Forsayeth was Chief Financial Officer and Interim Chief Executive Officer.

STRATEGIC OUTLOOK

During 2016, Granite achieved several strategic priorities that have provided it with:

  •
  Long-term stability and enhanced visibility of its future revenue streams;

  •
  An overall portfolio weighted average lease term of 7.0 years;

  •
  A balance sheet unencumbered by secured debt and with an extended debt maturity schedule;

  •
  A lower cost of capital resulting from a reduced cost of debt with expected interest expense savings of approximately $2.8 million;

  •
  A strong liquidity position supported by the borrowing capacity inherent in its relatively low leveraged balance sheet; and

  •
  An enhanced working relationship with its core tenant, Magna.

Looking ahead, management sees continued significant value creation opportunities by building on this foundation through investing to grow Granite's asset base by leveraging its balance sheet and by managing its existing real estate portfolio.

In 2017 and beyond, management expects to pursue:

  •
  Property, portfolio and corporate acquisitions, with a focus of capitalizing on any regional disparities, market disruptions or cyclical downturns across its international geographies;

  •
  Development opportunities from within Granite's existing portfolio and from acquired real estate assets;

  •
  Joint ventures and similar arrangements with local operating partners;

  •
  The targeted sale of certain non-core properties, primarily Magna tenanted; and

  •
  Further investments with its tenants, including Magna, in support of their growth where management believes it's in the best long-term economic interest of Granite.

Granite's long-term strategy remains unchanged: to continue to build a high quality diversified industrial real estate business; to patiently grow and diversify its asset base through acquisitions, development and dispositions; to optimize its balance sheet; and to reduce the exposure to Magna and the special purpose properties over the long-term.

FOREIGN CURRENCIES

Fluctuations in the Canadian dollar relative to other currencies will result in fluctuations in the reported value of revenues, expenses, cash flows, assets and liabilities. At December 31, 2016, approximately 72% of Granite's rental revenues were denominated in currencies other than the Canadian dollar and all of Granite's interest expense is denominated in euros as a result of the cross currency interest rate swaps in place. At December 31, 2016, all of Granite's debt was denominated in euros, however, historically, borrowings have also been made in US dollars. As such, material changes in the value of the Canadian dollar relative to these

Granite REIT 2016 7

foreign currencies (primarily the euro and US dollar) may have a significant impact on the Trust's financial results.

The following tables reflect the changes in the average exchange rates during the three month periods and years ended December 31, 2016 and 2015, as well as the exchange rates as at December 31, 2016, September 30, 2016 and December 31, 2015. The exchange rates reflected are for the two most significant currencies in which the Trust conducts business.

	Average Exchange Rates
	Three Months Ended December 31,				Years Ended December 31,
	2016	2015	Change		2016	2015	Change
$ per US$ 1.00	1.334	1.335	—%		1.326	1.279	4%
$ per €1.00	1.438	1.461	(2%	)	1.466	1.418	3%

	Exchange Rates as at
	December 31, 2016	September 30, 2016	Change		December 31, 2015	Change
$ per US$ 1.00	1.343	1.312	2%		1.384	(3%	)
$ per €1.00	1.417	1.474	(4%	)	1.503	(6%	)

The results of operations and financial position of all United States and most European operations were translated into Canadian dollars using the exchange rates shown in the preceding tables. The changes in these foreign exchange rates impacted the reported amounts of the Trust's revenues, expenses, assets and liabilities. From time to time, in accordance with the Trust's policy, Granite may enter into derivative financial arrangements for currency hedging purposes, but not for speculative purposes.

PERFORMANCE MEASUREMENT

In addition to using performance measures determined in accordance with International Financial Reporting Standards ("IFRS"), Granite also measures its performance using certain non-IFRS measures and believes that these supplemental performance measures are also useful to the reader. These are:

  •
  Funds from operations ("FFO");

  •
  Comparable FFO;

  •
  FFO payout ratio;

  •
  Annualized lease payments ("ALP"); and

  •
  Leverage ratio.

Readers are cautioned that certain terms used in this MD&A and accompanying letter to unitholders such as FFO, comparable FFO, FFO payout ratio, ALP, leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities. These terms are defined in the following paragraphs and cross referenced, where appropriate, to a reconciliation elsewhere in the MD&A to the most comparable IFRS measure in the Trust's combined financial statements for the year ended December 31, 2016.

8 Granite REIT 2016

Funds from operations

FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2016 — Funds From Operations" and "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016 — Funds From Operations"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

Comparable funds from operations

When applicable, certain large unusual items may be added to or deducted from FFO to arrive at a comparable FFO amount. Comparable FFO for the three month period and year ended December 31, 2016 excludes $11.9 million of early redemption costs associated with the 2018 Debentures, as the redemption of the remaining unsecured debentures is not expected (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2016 — Funds From Operations" and "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016 — Funds From Operations"). There were no such adjustments for the three month period and year ended December 31, 2015. In the future, other large unusual items may also be considered when determining comparable FFO and will be explicitly described and quantified.

FFO payout ratio

The FFO payout ratio is calculated as distributions declared to unitholders divided by FFO or comparable FFO, if applicable, in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

Annualized lease payments

Annualized lease payments represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. In addition, rents denominated in foreign currencies are converted to Canadian dollars based on exchange rates in effect at the last day of the reporting period. Any other revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at December 31, 2016 (see "LEASING PROFILE — Annualized Lease Payments"). Granite considers ALP to be a useful indicator of rental revenue excluding tenant recoveries and straight-line revenue adjustments anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities, as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue excluding tenant recoveries and straight-line revenue adjustments and therefore not comparable to any measure in the combined financial statements.

Leverage ratio

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties, expressed as a percentage, and is a supplemental measure widely used by analysts and investors in evaluating the Trust's degree of leverage and the relative strength of its balance sheet.

Granite REIT 2016 9

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development ("properties under development") and land held for development. The income-producing properties can be categorized as (i) modern logistics/distribution warehouse facilities ("modern warehouse facilities"), which were recently acquired or newly developed/redeveloped within the last four years, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The fair value of the investment properties by category as at December 31, 2016 and 2015 was as follows:

Fair Value of Investment Properties by Category

	2016		2015
As at December 31,	Fair Value	%	Fair Value	%
Modern warehouse facilities	$600.0	22.6	$580.4	22.4
Multi-purpose facilities	696.3	26.2	733.3	28.3
Special purpose properties	1,350.0	50.9	1,262.9	48.7

Income-Producing Properties	2,646.3	99.7	2,576.6	99.4
Properties Under Development	—	—	8.6	0.3
Land Held For Development	6.8	0.3	7.2	0.3

	$2,653.1	100.0%	$2,592.4	100.0%

The change in the fair value of investment properties by category during the year ended December 31, 2016 is shown in the following table:

Change in Fair Value of Investment Properties by Category

	January 1, 2016	Fair value gains	Capital expenditures	Dispositions and transfers	Foreign exchange losses	Other changes	December 31, 2016
Modern warehouse facilities	$580.4	16.2	8.1	13.6	(23.2)	4.9	$600.0
Multi-purpose facilities	733.3	20.7	2.1	(42.0)	(18.4)	0.6	696.3
Special purpose properties	1,262.9	139.0	0.1	—	(47.4)	(4.6)	1,350.0

Income-Producing Properties	2,576.6	175.9	10.3	(28.4)	(89.0)	0.9	2,646.3
Properties Under Development	8.6	—	5.8	(13.6)	(0.8)	—	—
Land Held For Development	7.2	—	—	—	(0.4)	—	6.8

	$2,592.4	175.9	16.1	(42.0)	(90.2)	0.9	$2,653.1

During the year ended December 31, 2016, the fair value of investment properties increased by $60.7 million as a result of the net impact of the following:

  i.
  net fair value gains of $175.9 million primarily attributable to positive changes in leasing assumptions relating to lease extensions or early renewals and extensions associated with the 15 properties concluded with Magna and announced October 3, 2016. Approximately $135 million of the $175.9 million fair value gain related to the lease extensions or early renewals and extensions of the

10 Granite REIT 2016

    seven special purpose properties of which 62%, 30% and 8% related to properties in Canada, the United States and Austria, respectively. These changes in leasing assumptions also generally resulted in a compression in discount and terminal capitalization rates for certain properties due to the increased certainty and extension of contractual cash flows. Approximately $25 million of the $175.9 million net fair value gains in 2016 were attributable to the remaining eight lease extensions or early renewals and extensions for multi-purpose facilities leased to Magna (see "SIGNIFICANT MATTERS — Lease Renewals"). The majority of the fair value gains within the modern warehouse facilities category was attributable to the leasing activity at the two recently developed properties in the United States;

  ii.
  capital expenditures totaling $16.1 million which include expansion and maintenance or improvement expenditures. Expansion capital expenditures are discretionary in nature and are geared toward generating new investment streams as well as increasing the productivity of the property. Expansion capital expenditures totaled $14.0 million of which $5.8 million was invested in the recently developed property in Wroclaw, Poland and $8.1 million was invested at the two recently developed properties in the United States which were leased to non-Magna tenants. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Maintenance or improvement capital expenditures of $2.1 million primarily related to replacements of roofs, parking lots and heating, ventilation and air conditioning equipment;

  iii.
  a decrease of $42.0 million related to the disposition of seven income-producing properties in the United States, Germany and Austria, of which three were leased to Magna, three were leased to non-Magna tenants and one was vacant; and

  iv.
  $90.2 million of foreign exchange losses which included $20.9 million and $66.0 million as a result of the relative weakening of the US dollar and euro, respectively, against the Canadian dollar.

Income-Producing Properties

At December 31, 2016, Granite had 92 income-producing properties which represented approximately 30 million square feet of rentable space. The portfolio included some office buildings that comprised less than 1% of the total square footage of the income-producing properties. At December 31, 2016, the occupancy rate of Granite's income-producing property portfolio was 99% (December 31, 2015 — 97%) based on the total square footage available to be leased.

The fair value of the income-producing properties by country as at December 31, 2016 and 2015 was as follows:

Fair Value of Income-Producing Properties by Country

	December 31, 2016		December 31, 2015
	Fair Value	%	Fair Value	%
Canada	$763.7	29	$671.4	26
Austria	699.0	26	735.9	29
United States	774.8	29	734.8	28
Germany	242.5	9	272.2	11
Netherlands	118.1	5	125.1	5
Other	48.2	2	37.2	1

	$2,646.3	100%	$2,576.6	100%

Granite REIT 2016 11

As at December 31, 2016, the number of properties and the fair value of the income-producing properties by country and category was as follows:

Income-Producing Property Segmentation by Country, Category,
Fair Value and Number

	Modern warehouse facilities		Multi-purpose facilities
					Special purpose properties
							Total
	Fair Value		Fair Value
		#		#	Fair Value	#	Fair Value	#
Canada	$7.4	1	$385.6	35	$370.7	4	$763.7	40
Austria	—	—	86.2	7	612.8	4	699.0	11
United States	360.2	8	110.1	12	304.5	3	774.8	23
Germany	100.7	5	79.8	5	62.0	1	242.5	11
Netherlands	118.1	3	—	—	—	—	118.1	3
Other	13.6	1	34.6	3	—	—	48.2	4

	$600.0	18	$696.3	62	$1,350.0	12	$2,646.3	92

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year. The key valuation metrics for Granite's investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 3 to the audited combined financial statements for the year ended December 31, 2016. In addition, valuation metrics for Granite's investment properties by category for the years ended December 31, 2016 and 2015 were as follows:

Valuation Metrics by Investment Property Category

	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties
							Total
Weighted Average(1) As at December 31,
	2016	2015	2016	2015	2016	2015	2016	2015
Discount rate	7.14%	7.29%	8.31%	8.56%	7.82%	8.39%	7.80%	8.23%
Terminal capitalization rate	6.63%	6.76%	7.85%	7.96%	8.22%	8.77%	7.74%	8.13%
Overall capitalization rate(2)	6.54%	6.72%	9.38%	10.88%	8.03%	9.01%	8.03%	9.01%
(1)
Weighted based on investment property fair value.

(2)
Overall capitalization rate is defined as stabilized forecasted property revenue less property expenses divided by the fair value of the property. Stabilized property revenue excludes straight-line rents and property expenses are adjusted for items such as vacancy rates and other non-recurring items.

As noted previously, the change in discount, terminal and overall capitalization rates for the special purpose properties and multi-purpose facilities was primarily due to the increased certainty and extension of contractual cash flows resulting from the lease extensions or early renewals and extensions for 15 properties tenanted by Magna (see "SIGNIFICANT MATTERS — Lease Renewals").

Properties Under Development

During the second quarter of 2016, construction of the first of three logistics-warehouse facilities in Wroclaw, Poland representing 0.3 million square feet of leasable area was completed for a total cost of $12.0 million and was funded using cash from operations. The property is 39% leased.

12 Granite REIT 2016

Land Held for Development

In May 2015, the Trust acquired a 28 acre parcel of development land located in Wroclaw, Poland for a purchase price of $6.0 million. The phased development of three facilities for approximately 0.6 million square feet of logistics-warehouse space has commenced with the construction of one 0.3 million square foot facility as noted above. Construction of the remaining two facilities is expected to commence once Granite's pre-leasing objectives are achieved. In December 2014, Granite acquired a 29 acre site located in Plainfield, Indiana which is being held for future development and provides for up to 0.5 million square feet of logistics-industrial space.

LEASING PROFILE

Magna, Granite's Largest Tenant

At December 31, 2016, Magna was the tenant at 63 (December 2015 — 66) of Granite's income-producing properties and comprised 78% (December 2015 — 79%) of Granite's annualized lease payments. Magna has credit ratings of A3 by Moody's Investors Service, A- by Standard & Poor's and A(low) by DBRS Limited. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including producing body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

  •
  the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

  •
  rent escalations based on either fixed-rate steps or inflation;

  •
  renewal options tied to market rental rates or inflation;

  •
  environmental indemnities from the tenant; and

  •
  a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite's leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Granite REIT 2016 13

Annualized Lease Payments

Granite's annualized lease payments as at December 31, 2016, including the changes from September 30, 2016 and December 31, 2015, were as follows:

Changes in Annualized Lease Payments

	Three Months Ended December 31, 2016	Year Ended December 31, 2016
Annualized lease payments, beginning of period	$220.7	$228.6
Contractual rent adjustments	0.3	2.7
Completed projects	—	0.1
Property disposals	—	(4.0)
New leases and re-leasing	0.3	4.2
Lease extensions or early lease renewals and extensions	—	(0.8)
Vacancies	(2.2)	(6.3)
Changes in foreign currency exchange rates	(2.5)	(7.9)

Annualized lease payments, as at December 31, 2016	$216.6	$216.6

During the fourth quarter of 2016, annualized lease payments decreased by $4.1 million from $220.7 million at September 30, 2016 to $216.6 million at December 31, 2016. This decrease reflected the net impact of the following:

  i.
  contractual rent adjustments increased annualized lease payments by $0.3 million due to rent escalations in leases for properties in Canada and the United States;

  ii.
  the leasing of a vacant property in Canada increased annualized lease payments by $0.3 million;

  iii.
  the expected vacancy by Magna in the second quarter of 2017 as a result of two lease expiries for properties in Germany and the United States decreased annualized lease payments by $2.2 million; and

  iv.
  net changes in foreign currency exchange rates decreased annualized lease payments by $2.5 million. The relative weakening of the euro against the Canadian dollar decreased annualized lease payments by $3.9 million while the relative strengthening of the US dollar against the Canadian dollar increased annualized lease payments by $1.4 million.

On a year to date basis, annualized lease payments decreased by $12.0 million from $228.6 million at December 31, 2015 to $216.6 million at December 31, 2016. This decrease reflected the net impact of the following:

  i.
  contractual rent adjustments increased annualized lease payments by $2.7 million which included $1.5 million related to Consumer Price Index ("CPI") based increases on properties representing 10.1 million square feet of leasable area in North America and Europe and $1.2 million due to fixed contractual rent escalations;

  ii.
  the completion of an improvement project in Canada increased annualized lease payments by $0.1 million;

  iii.
  the sale of six properties in the United States and Germany with an aggregate square footage of 1.3 million decreased annualized lease payments by $4.0 million;

  iv.
  the leasing of recently developed properties in the United States and Poland and a previously vacant property in Canada increased annualized lease payments by $5.5 million and $0.3 million respectively, while the extension of a lease at a property in Canada decreased annualized lease payments by $1.6 million;

14 Granite REIT 2016

  v.
  the extensions or early renewals and extensions concluded with Magna and announced on October 3, 2016 reduced annualized lease payments by a net $0.8 million;

  vi.
  as noted above, the expected vacancy by Magna in the second quarter of 2017 at two properties in the United States and Germany decreased annualized lease payments by $6.3 million; and

  vii.
  changes in foreign currency exchange rates decreased annualized lease payments by $7.9 million. The relative weakening of the euro and US dollar against the Canadian dollar decreased annualized lease payments by $6.0 million and $1.9 million, respectively.

The annualized lease payments by currency at December 31, 2016 and December 31, 2015 were as follows:

Annualized Lease Payments Segmented by Currency

	December 31, 2016		December 31, 2015
	ALP	%	ALP	%
Euro	$96.0	44	$103.2	45
Canadian dollar	58.7	27	64.1	28
US dollar	61.2	28	60.4	26
Other	0.7	1	0.9	1

	$216.6	100%	$228.6	100%

Leasing Activity

Lease Expiries in 2017

Granite had 17 leases comprising 5.1 million square feet with expiry dates in 2017. The following table details the status as at March 1, 2017 of these leases by category, square footage and ALP:

Status of Lease Expiries in 2017

	Number of leases	Square Footage	ALP
		(in thousands)	(in millions)
Special purpose properties	3	2,670	$23.1
Modern warehouse facilities	2	358	2.4
Multi-purpose facilities	6	1,082	10.3

Renewed or extended leases	11	4,110	35.8

Modern warehouse facilities	1	123	0.6
Multi-purpose facilities	2	—	0.8

Negotiations pending or in-progress	3	123	1.4

Multi-purpose facilities	1	254	0.6

Leases with short termination notices	1	254	0.6

Multi-purpose facilities	2	604	2.3

Not renewed and expected vacancy	2	604	2.3

Total 2017 lease expiries	17	5,091	$40.1

Granite REIT 2016 15

Other New Leases, Renewals and Extensions

Leasing activity through March 1, 2017 related to space expiring beyond 2017 included the following:

  i.
  lease extensions or early renewals and extensions with Magna announced on October 3, 2016 for four special purpose properties and six multi-purpose facilities that had contractual lease expiries beyond December 31, 2017 or short-term termination notices;

  ii.
  a lease with a non-Magna tenant was executed for the 0.75 million square feet recently completed development property in Pennsylvania, United States. The lease expires on March 31, 2022 and has an ALP of $2.9 million at December 31, 2016;

  iii.
  a lease expiring in 2018 for a 0.3 million square foot property leased to non-Magna tenant in Germany was extended to June 2021; and

  iv.
  a 10 year lease was executed with a non-Magna tenant for a 0.1 million square foot property in Canada that had been previously vacant.

Lease Expiration

As at December 31, 2016, Granite's portfolio had an overall weighted average lease term by square footage of 7.0 years, compared to 4.7 years as at December 31, 2015, with lease expiries by area (in thousands of square feet) and related annualized lease payments (in millions) set out in the table below:

Lease Expiry Profile

		Vacant	2017		2018		2019		2020		2021		2022		2023 and Beyond
	Total Rental Area(1)	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,719	—	254	1.4	1,310	7.5	435	2.7	1,033	7.0	316	3.1	736	7.4	3,635	29.6
United States	8,486	—	427	2.4	989	5.8	252	1.8	103	0.8	87	0.7	1,233	4.3	5,395	45.4
Austria	8,091	—	—	—	745	3.6	392	3.5	—	—	389	2.6	802	9.1	5,763	44.0
Germany	3,151	—	300	0.5	706	5.0	303	1.6	—	—	308	2.3	283	2.0	1,251	8.8
Netherlands	1,441	—	—	—	314	2.1	500	3.0	627	4.3	—	—	—	—	—	—
Other	705	165	—	—	90	0.7	136	0.6	—	—	314	3.0	—	—	—	—

Total	29,593	165	981	4.3	4,154	24.7	2,018	13.2	1,763	12.1	1,414	11.7	3,054	22.8	16,044	127.8

% of portfolio:
* by sq ft	100%	1%	3%		14%		7%		6%		5%		10%		54%

* by ALP	100%			2%		11%		6%		6%		5%		11%		59%

(1)
Total rental area does not include 0.5 million square footage associated with the commitment to purchase building expansions at two special purpose properties at December 31, 2016 (see "SIGNIFICANT MATTERS — Capital Investment").

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three month period and year ended December 31, 2016, the Trust incurred leasing costs and lease incentives of $1.2 million and $3.4 million, respectively.

16 Granite REIT 2016

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2016

Components of the Trust's net income for the three month periods ended December 31, 2016 and 2015 were as follows:

	Three Months Ended December 31,
(in millions, except per unit information)	2016	2015
Rental revenue and tenant recoveries	$54.3	$54.9
Property operating costs	1.9	1.9
General and administrative	7.8	7.6
Depreciation and amortization	0.2	0.2
Interest expense and other financing costs, net	4.8	4.9
Early redemption costs of unsecured debentures	11.9	—
Foreign exchange losses (gains), net	—	0.2
Fair value gains on investment properties, net	(6.2)	(11.0)
Fair value losses (gains) on financial instruments	(1.2)	0.2
Loss on sale of investment properties	—	0.4

Income before income taxes	35.1	50.5
Income tax expense	5.6	5.1

Net income	$29.5	$45.4
Less non-controlling interests	(0.1)	(0.2)

Net income attributable to stapled unitholders	$29.4	$45.2

FFO(1)	$26.2	$39.5
Comparable FFO(1)(2)	$38.1	$39.5
Basic and Diluted FFO per stapled unit(1)	$0.56	$0.84
Basic and Diluted comparable FFO per stapled unit(1)(2)	$0.81	$0.84
FFO payout ratio(2)	77%	69%

(1)
See "Results of Operations for the Three Months Ended December 31, 2016 — Funds from Operations".

(2)
Excludes $11.9 million expense ($0.25 per stapled unit) incurred in the fourth quarter of 2016 with respect to the early redemption of the 2018 Debentures (see "PERFORMANCE MEASUREMENT — Comparable funds from operations").

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended December 31, 2016 decreased $0.6 million to $54.3 million from $54.9 million in the prior year period. The change in rental revenue is set out below:

Rental revenue, three months ended December 31, 2015	$54.9
Contractual rent adjustments	0.6
Completed projects	0.1
Leasing and renewals	0.9
Property disposals	(1.0)
Changes in foreign currency exchange rates	(0.4)
Other, including straight-line adjustments to rental revenue	(0.8)

Rental revenue, three months ended December 31, 2016	$54.3

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the $0.6 million increase in revenue from contractual rent adjustments included $0.4 million from CPI based increases and $0.2 million from fixed contract adjustments relating to rent escalations;

Granite REIT 2016 17

  ii.
  the completion of two improvement projects at properties in Canada contributed $0.1 million to rental revenue;

  iii.
  the leasing of the two completed development properties in the United States and one in Poland increased revenue by $1.5 million and $0.1 million, respectively. These increases were partially offset by $0.7 million due to renewals or extensions of a lease in Canada and four leases in the United States at rental rates which were lower than the expiring lease rates;

  iv.
  rental revenue was negatively impacted by $1.0 million due to the sale of income-producing properties in the United States and Germany earlier in the year;

  v.
  foreign exchange had a $0.4 million negative impact on reported rental revenues due to the relative weakening of the euro against the Canadian dollar; and

  vi.
  other items, which had a net negative impact of $0.8 million on revenue, included $1.1 million of straight-line adjustments primarily from lease renewals and extensions in the fourth quarter of 2016, partially offset by $0.3 million of increased tenant recoveries resulting from the lease-up of the two developed properties in the United States during the year.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, remained consistent at $1.9 million for both the three month periods ended December 31, 2016 and 2015. Property operating costs for the fourth quarter of 2016 included costs resulting from the tenancy of the developed properties in the United States. Property operating costs for the fourth quarter of 2015 included advisory costs associated with the Trust's review of strategic alternatives that concluded earlier in the year.

General and Administrative Expenses

General and administrative expenses for the three month periods ended December 31, 2016 and 2015 were $7.8 million and $7.6 million, respectively. The $0.2 million increase was primarily due to a $1.1 million increase in compensation costs primarily associated with additional grants awarded under Granite's unit-based compensation plans and the increased valuation of the units outstanding under those plans resulting from the increase in the market price of the Trust's stapled units, largely offset by a $0.9 million reduction in director/trustee special committee fees and advisory costs incurred with respect to the Trust's review of strategic alternatives in the fourth quarter of 2015.

General and administrative expenses include $0.9 million and $0.3 million expense resulting from the fair value remeasurement of unit-based compensation liabilities in the three month periods ended December 31, 2016 and 2015, respectively.

Depreciation and Amortization

There was no notable change to depreciation and amortization expense which pertains to the amortization of fixed assets for Granite's offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $4.8 million in the three month period ended December 31, 2016 compared to $4.9 million in the prior year period. The $0.1 million decrease is primarily due to the interest savings from the repayment of the outstanding mortgages and construction loans in November 2016 (see "SIGNIFICANT MATTERS — Purchase of Non-Controlling Interests").

18 Granite REIT 2016

Early Redemption Costs of Unsecured Debentures

In the fourth quarter of 2016, Granite recorded early redemption costs related to the 2018 Debentures of $11.9 million which included a redemption premium of $11.2 million and $0.7 million of accelerated amortization of issuance costs.

Foreign Exchange Gains/Losses

Granite recognized net foreign exchange gains of less than $0.1 million in the three month period ended December 31, 2016 and net foreign exchange losses of $0.2 million in the prior year period. Net foreign exchange gains for the three month period ended December 31, 2016 of less than $0.1 million included $0.4 million of realized foreign exchange gains on derivative financial instruments relating to foreign exchange contracts, offset by $0.4 million of net foreign exchange losses arising from the remeasurement of certain assets and liabilities of the Trust that are denominated in US dollars and euros.

The net foreign exchange losses of $0.2 million in the three month period ended December 31, 2015 included $0.3 million of realized foreign exchange losses on derivative financial instruments relating to foreign exchange contracts, partially offset by $0.1 million of net foreign exchange gains arising from the remeasurement of certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros.

Fair Value Gains on Investment Properties, Net

Net fair value gains on investment properties were $6.2 million and $11.0 million in the three month periods ended December 31, 2016 and 2015, respectively. In the three month period ended December 31, 2016, the net fair value gains of $6.2 million were attributable to several factors including market rent increases for certain properties in the United States and a compression in discount and terminal capitalization rates for certain properties in Germany and the Netherlands that resulted from market demand which led to improved asset pricing.

The net fair value gains in the three month period ended December 31, 2015 of $11.0 million were primarily attributable to market rent increases and the reduction in operating cash outflows for properties in North America as well as the positive impact of leasing activity at two properties which had been recently developed in the United States.

Fair Value Gains/Losses on Financial Instruments

Granite recognized net fair value gains of $1.2 million and losses of $0.2 million on financial instruments in the three month periods ended December 31, 2016 and 2015, respectively. The net fair value gains or losses consisted of unrealized amounts related to foreign exchange contracts outstanding at the end of the year (see note 13 to the audited combined financial statements for the year ended December 31, 2016).

Loss on Sale of Investment Properties

The loss on sale of investment properties of $0.4 million in the three month period ended December 31, 2015 was due to costs associated with the sale of investment properties and included the costs of sale for a vacant property in Austria for gross proceeds of $5.0 million.

Income Tax Expense

Income tax expense for the three months ended December 31, 2016 and 2015 was $5.6 million compared to $5.1 million in the prior year period. Included in income tax expense for the three month periods ended

Granite REIT 2016 19

December 31, 2016 and 2015 was a current income tax expense of $1.3 million and $0.6 million, respectively, comprised of:

	Three Months Ended December 31,
	2016	2015
Foreign operations	$1.1	$0.7
Canadian corporate entities	—	(0.4)
Withholding taxes related to foreign dividends received	0.1	—
Change in reserve due to settlements of tax audits	(1.7)	—
Change in other tax reserves, net	1.8	0.3

Current tax expense	$1.3	$0.6

Also included in the income tax expense for the three months ended December 31, 2016 and 2015 was a deferred tax expense of $4.3 million and $4.5 million, respectively. Virtually all of the deferred tax expense was attributable to the fair value gains in respect of investment properties in foreign jurisdictions that Granite operates in and, for the respective periods, was comprised of:

	Three Months Ended December 31,
	2016	2015
Fair value gains/losses in respect of investment properties	$4.3	$4.1
Timing differences pertaining to tax depreciation	1.7	1.6
Other items	(1.7)	(1.2)

Deferred tax expense	$4.3	$4.5

The Trust's effective tax rate was 16.0% in the fourth quarter of 2016, compared with 10.1% in the fourth quarter of 2015. The net increase in the effective tax rate primarily related to i) early redemption costs of unsecured debentures expensed in the fourth quarter of 2016 having no tax benefit as the expense was incurred in a jurisdiction in which taxes are not recorded, offset by ii) a reduction in fair value gains in jurisdictions in which deferred taxes are recorded.

The Trust is structured with the objective of optimizing the after-tax distributions it receives from its various taxable subsidiary entities. Income tax and tax treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities, and may impact the level of taxable income earned by the Trust and the sources of income distributed by the Trust.

Net Income

For the three month period ended December 31, 2016, net income was $29.5 million compared to $45.4 million in the prior year period. The $15.9 million net decrease was primarily due to $11.9 million of early redemption costs related to the 2018 Debentures and a $4.8 million reduction in fair value gains on investment properties.

Net Income Attributable to Stapled Unitholders

Net income attributable to stapled unitholders for the three month periods ended December 31, 2016 and 2015 was $29.4 million and $45.2 million, respectively. The non-controlling interests' share of net income for the fourth quarters of 2016 and 2015 was $0.1 million and $0.2 million, respectively.

20 Granite REIT 2016

Funds From Operations

	Three Months Ended December 31,
(in thousands, except per unit information)
	2016	2015
Net income attributable to stapled unitholders	$29,428	$45,165
Add (deduct):
Fair value gains on investment properties, net	(6,209)	(11,041)
Fair value losses (gains) on financial instruments	(1,236)	262
Loss (recovery) on sale of investment properties	(24)	454
Deferred income tax expense	4,295	4,486
Non-controlling interests relating to the above	(28)	170

FFO	26,226	39,496

Early redemption costs of unsecured debentures	11,920	—

Comparable FFO	$38,146	$39,496

Basic and Diluted FFO per stapled unit	$0.56	$0.84

Basic and Diluted comparable FFO per stapled unit	$0.81	$0.84

Basic number of stapled units outstanding	47,094	47,017

Diluted number of stapled units outstanding	47,094	47,025

Comparable FFO for the three month periods ended December 31, 2016 and 2015 was $38.1 million and $39.5 million, respectively. The $1.4 million decrease in comparable FFO was primarily due to a $0.6 million decrease in rental revenue and tenant recoveries and a $0.7 million increase in current tax expense resulting from reduced tax deductions in a European jurisdiction in 2016 and tax recoveries recorded in the prior year period.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016

Highlights

	Years Ended December 31,
(in millions, except per unit information)
	2016	2015
Rental revenue and tenant recoveries	$223.4	$216.3
Net income attributable to stapled unitholders	279.3	193.3
FFO(1)	149.7	158.4
Comparable FFO(1)(2)	161.6	158.4
Basic FFO per stapled unit(1)	$3.18	$3.37
Diluted FFO per stapled unit(1)	$3.18	$3.36
Basic comparable FFO per stapled unit(1)(2)	$3.43	$3.37
Diluted comparable FFO per stapled unit(1)(2)	$3.43	$3.36
FFO payout ratio(2)	71%	68%
(1)
See "Results of Operations for the Year Ended December 31, 2016 — Funds from Operations".

(2)
Excludes $11.9 million expense ($0.25 per stapled unit) incurred in the fourth quarter of 2016 with respect to the early redemption of the 2018 Debentures (see "PERFORMANCE MEASUREMENT — Comparable funds from operations").

Granite REIT 2016 21

(in millions, except number of properties)	December 31, 2016	December 31, 2015
Number of income-producing properties	92	98
Leasable area (sq. ft.)	29.6	30.5
Annualized lease payments	$216.6	$228.6
Investment properties, fair value	$2,653.1	$2,592.4

Rental Revenue and Tenant Recoveries

Rental revenue for the year ended December 31, 2016 increased $7.1 million to $223.4 million from $216.3 million in the prior year. The change in rental revenue is set out below:

Rental revenue, year ended December 31, 2015	$216.3
Contractual rent adjustments	2.4
Completed projects	0.7
Leasing and renewals	1.1
Property disposals	(3.2)
Changes in foreign currency exchange rates	5.2
Other, including straight-line adjustments to rental revenue	0.9

Rental revenue, year ended December 31, 2016	$223.4

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the $2.4 million increase in revenue from contractual rent adjustments included $1.3 million from CPI based increases and $1.1 million from fixed contract adjustments related to rent escalations;

  ii.
  the completion of improvement and expansion projects in Canada and Austria contributed $0.7 million to rental revenue;

  iii.
  the leasing of two completed development properties in the United States and one completed development property in Poland increased revenue by $2.4 million and $0.2 million, respectively. These increases were offset by $1.5 million relating to the renewal or extension of leases in Canada and the United States at rental rates which were lower than the expiring lease rates;

  iv.
  rental revenue was negatively impacted by $3.2 million due to the sale of income-producing properties in North America and Germany;

  v.
  foreign exchange had a $5.2 million positive impact on reported rental revenues as the relative strengthening of the US dollar and euro against the Canadian dollar increased rental revenue by $2.1 million and $3.1 million, respectively; and

  vi.
  other items, which had a net positive impact of $0.9 million on revenue, included i) $0.6 million of net positive straight-line revenue adjustments associated with leasing activity in the year and ii) $0.9 million of increased tenant recoveries resulting from new leases entered into at the two developed properties in the United States, partially offset by i) $0.9 million of close-out fees received in 2015 with respect to expired leases for properties in the United States and Austria.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $7.6 million and $7.1 million for the years ended December 31, 2016 and 2015, respectively. The $0.5 million increase in property costs was related to several factors including $0.7 million of costs for the recently developed and tenanted facility in Pennsylvania, United States that was under construction for part of the prior year, partially offset by $0.5 million in advisory costs associated with the Trust's review of strategic alternatives in 2015.

22 Granite REIT 2016

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2016 and 2015 were $28.0 million and $28.3 million, respectively. The $0.3 million net decrease primarily consisted of:

  i.
  a severance expense of $3.5 million associated with the departure of Granite's previous Chief Executive Officer, which after taking into account the surrender of his units having a value of $1.7 million under the equity-based compensation plan, resulted in a net expense of $1.8 million in 2015; and

  ii.
  a $1.0 million reduction in director/trustee special committee fees and advisory costs incurred with respect to the review of strategic alternatives during 2015, partially offset by;

  iii.
  $2.1 million in increased compensation costs primarily attributable to the valuation of units outstanding under Granite's unit-based compensation plans resulting from an increase in the market price of the Trust's stapled units; and

  iv.
  a $0.5 million increase in legal and tax consulting fees primarily related to internal reorganizations and income tax audits, recruiting fees and temporary staff replacements.

For the years ended December 31, 2016 and 2015, general and administrative expenses include $1.4 million expense and $0.8 million recovery, respectively, resulting from the fair value remeasurement of unit-based compensation liabilities.

Depreciation and Amortization

There was no notable change to depreciation and amortization expense which pertains to the amortization of fixed assets for Granite's offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $19.6 million in the year ended December 31, 2016 compared to $18.7 million in the prior year and comprised of the following:

	Years Ended December 31,
	2016	2015
2018 Debentures, issued October 2013(1)	$7.6	$7.6
2021 Debentures, issued July 2014(1)	7.0	6.8
2023 Debentures, issued December 2016(1)	0.2	—

	14.8	14.4
Mortgages and construction loans	3.1	2.5
Other financing costs, net	1.7	1.8

	$19.6	$18.7

(1)
See "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing".

Interest expense associated with the debentures increased $0.4 million, $0.2 million related to the foreign exchange impact resulting from the relative weakening Canadian dollar as the debentures are denominated in euros due to the interest rate swaps in place and $0.2 million of which related to the 2023 Debentures issued in December 2016.

Interest expense associated with the mortgages and construction loans increased $0.6 million in the year ended December 31, 2016 in comparison to the prior year primarily due to increased draws on the construction loans prior to the repayments in November 2016 (see "SIGNIFICANT MATTERS — Purchase of Non-Controlling Interests") as well as the foreign exchange impact resulting from the weakening of the Canadian dollar as the mortgages and the construction loans were denominated in US dollars.

Granite REIT 2016 23

Early Redemption Costs of Unsecured Debentures

In the year ended December 31, 2016, Granite recorded early redemption costs related to the 2018 Debentures of $11.9 million which included a redemption premium of $11.2 million and $0.7 million of accelerated amortization of issuance costs.

Foreign Exchange Gains

Granite recognized net foreign exchange gains of $0.4 million and $0.3 million in the years ended December 31, 2016 and 2015, respectively. The net foreign exchange gains of $0.4 million in the year ended December 31, 2016 related to $0.9 million of realized foreign exchange gains on derivative financial instruments related to foreign exchange contracts, partially offset by $0.5 million of foreign exchange losses from the remeasurement of certain assets and liabilities of the Trust that are denominated in US dollars and euros.

The net foreign exchange gains in the year ended December 31, 2015 of $0.3 million primarily related to $0.5 million of foreign exchange gains from the remeasurement of certain assets and liabilities of the Trust that are denominated in US dollars and euros, partially offset by $0.2 million in foreign exchange losses on derivative financial instruments related to foreign exchange contracts.

Fair Value Gains on Investment Properties, Net

Net fair value gains on investment properties were $175.9 million in the year ended December 31, 2016 compared to $73.1 million in the prior year. In the year ended December 31, 2016, approximately $160 million of the total net fair value gains of $175.9 million were attributable to positive changes in leasing assumptions relating to lease extensions or renewals and extensions associated with the 15 properties, including seven special purpose properties, that were concluded with Magna (see "SIGNIFICANT MATTERS — Lease Renewals"). The changes in leasing assumptions generally resulted in a compression in discount and terminal capitalization rates for certain properties due to the increased certainty and extension of contractual cash flows.

In the year ended December 31, 2015, the net fair value gains of $73.1 million were attributable to i) a compression in discount and terminal capitalization rates for certain properties in Granite's portfolio, in particular properties acquired in Europe in 2013 and the two properties recently developed in the United States, together with favourable changes to cash flow assumptions and ii) positive changes in leasing assumptions for certain properties in the United States, Austria and the Netherlands following leasing and renewal activities, as well as market rent increases and the reduction in operating cash outflows for certain properties in North America; partially offset by iii) the negative impact of certain leases in Canada and the United States that were closer to expiry, for which the re-leasing assumptions were less favourable than the terms of leases currently in place. The compression in discount and terminal capitalization rates was attributable to multiple factors including the tenant quality, term of the lease, age and condition of the leased premises influenced by the economic conditions of the geographical area within which the specific property is located. Further, interest rates remained at historically low levels in the jurisdictions in which Granite operates, which lead to increased liquidity and resulted in strong demand and favorable asset pricing.

Fair Value Losses on Financial Instruments

Granite recognized net fair value losses on financial instruments of $1.2 million and $1.8 million in the years ended December 31, 2016 and 2015, respectively. Net fair value losses on financial instruments for the year ended December 31, 2016 included $3.5 million of fair value losses related to changes in the contingent consideration obligations which were recognized in connection with acquisitions completed in 2013 and subsequently settled in November 2016. These losses were partially offset by $2.4 million of unrealized fair value gains on foreign exchange contracts outstanding at the end of the year. Net fair value losses on financial instruments for the year ended December 31, 2015 included $1.5 million of unrealized fair value losses related to foreign exchange contracts outstanding at the end of the year and $0.3 million of fair value losses related to interest rate caps associated with the mortgages payable.

24 Granite REIT 2016

Loss on Sale of Investment Properties

The loss on sale of investment properties of $2.4 million for the year ended December 31, 2016 was primarily related to the costs associated with the sale of seven income-producing properties in the United States, Germany and Austria for aggregate gross proceeds of $42.0 million.

The loss on sale of investment properties of $1.4 million for the year ended December 31, 2015 was primarily related to the costs associated with the sale of six income-producing properties in Canada, the United States and Germany for aggregate gross proceeds of $16.3 million and the sale of a vacant property in Austria which closed in the first quarter of 2016, for gross proceeds of $5.0 million.

Income Tax Expense

Income tax expense for the year ended December 31, 2016 was $47.6 million compared to $36.2 in the prior year. Included in income tax expense for the years ended December 31, 2016 and 2015 was a current income tax expense of $6.9 million and $3.9 million, respectively, comprised of:

	Years Ended December 31,
	2016	2015
Foreign operations	$4.8	$3.8
Canadian corporate entities	(0.4)	(0.2)
Related to the sale of investment properties	1.3	0.7
Withholding taxes related to foreign dividends received	0.4	—
Change in reserve due to settlements of tax audits	(2.0)	(1.6)
Change in other tax reserves, net	2.8	1.2

Current tax expense	$6.9	$3.9

Also included in income tax expense for the years ended December 31, 2016 and 2015 was a deferred tax expense of $40.7 million and $32.3 million, respectively. Virtually all of the deferred tax expense was attributable to the foreign jurisdictions that Granite operates in and, for the respective periods, was comprised of:

	Years Ended December 31,
	2016	2015
Fair value gains/losses in respect of investment properties	$31.5	$23.1
Timing differences pertaining to tax depreciation	10.5	11.5
Related to the sale of investment properties	(1.5)	(0.7)
Other items	0.2	(1.6)

Deferred tax expense	$40.7	$32.3

The Trust's effective tax rate was 14.5% for the year ended December 31, 2016 as compared to 15.6% for the year ended December 31, 2015. The net decline in the effective tax rate primarily related to i) a higher proportion of fair value gains incurred in jurisdictions where deferred taxes are not recorded, offset by ii) early redemption costs of unsecured debentures expensed in the year ended December 31, 2016 having no tax benefit as the expense was incurred in a jurisdiction in which taxes are not recorded.

The Trust is structured with the objective of optimizing the after-tax distributions it receives from its various taxable subsidiary entities. Income tax and tax treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities, and may impact the level of taxable income earned by the Trust and the sources of income distributed by the Trust.

Granite REIT 2016 25

Net Income

For the year ended December 31, 2016, net income was $280.7 million compared to $195.5 million in the prior year. The increase of $85.2 million was primarily due to:

  i.
  an increase in fair value gains on investment properties of $102.8 million; and

  ii.
  an increase in rental revenue and tenant recoveries of $7.1 million, partially offset by;

  iii.
  an increase in income tax expense of $11.5 million primarily related to deferred income taxes; and

  iv.
  an expense of $11.9 million associated with the early redemption of the 2018 Debentures.

Net Income Attributable to Stapled Unitholders

Net income attributable to stapled unitholders for the years ended December 31, 2016 and 2015 was $279.3 million and $193.3 million, respectively. The non-controlling interests' share of net income in the years ended December 31, 2016 and 2015 was $1.4 million and $2.2 million, respectively.

Funds From Operations

	Years Ended December 31,
(in thousands, except per unit information)	2016	2015
Net income attributable to stapled unitholders	$279,325	$193,334
Add (deduct):
Fair value gains on investment properties, net	(175,924)	(73,082)
Fair value losses on financial instruments	1,150	1,760
Loss on sale of investment properties	2,420	1,413
Current income tax expense associated with the sale of investment properties	1,268	701
Deferred income tax expense	40,744	32,295
Non-controlling interests relating to the above	722	1,945

FFO	149,705	158,366

Early redemption costs of unsecured debentures	11,920	—

Comparable FFO	$161,625	$158,366

Basic FFO per stapled unit	$3.18	$3.37

Diluted FFO per stapled unit	$3.18	$3.36

Basic comparable FFO per stapled unit	$3.43	$3.37

Diluted comparable FFO per stapled unit	$3.43	$3.36

Basic number of stapled units outstanding	47,066	47,017

Diluted number of stapled units outstanding	47,066	47,097

Comparable FFO for the years ended December 31, 2016 and 2015 was $161.6 million and $158.4 million, respectively. The $3.2 million increase in comparable FFO was primarily due to:

  i.
  an increase in rental revenue and tenant recoveries of $7.1 million, partially offset by;

  ii.
  an increase in current tax expense of $2.4 million primarily due to a net favourable settlement of an income tax audit in 2015;

  iii.
  an increase in interest expense and other financing costs of $0.9 million; and

  iv.
  an increase in property operating costs of $0.5 million.

26 Granite REIT 2016

LIQUIDITY AND CAPITAL RESOURCES

Operating activities generated cash of $30.0 million and $160.0 million in the three month period and year ended December 31, 2016, respectively. At December 31, 2016, the Trust had cash and cash equivalents of $246.2 million and stapled unitholders' equity of $1,948.2 million.

Cash Flows

Three Months Ended December 31, 2016

Components of the Trust's cash flows for the three month periods ended December 31, 2016 and 2015 were as follows:

	Three Months Ended December 31,
	2016	2015
Operating Activities
Net income	$29.5	$45.4
Items not involving current cash flows	2.4	(3.2)
Leasing commissions paid	(0.1)	(1.0)
Tenant allowances paid	(0.5)	—
Current income tax expense	1.3	0.6
Income taxes paid	(0.5)	(1.7)
Interest expense	4.1	4.5
Interest paid	(6.3)	(4.8)
Changes in working capital balances	0.1	(5.0)

Cash provided by operating activities	$30.0	$34.8

Investing Activities
Investment properties and fixed asset additions	$(1.1)	$(6.1)
Payment of contingent consideration	(8.8)	—
Cash provided by other investing activities	0.6	1.5

Cash used in investing activities	$(9.3)	$(4.6)

Financing Activities
Distributions paid	$(28.7)	$(27.1)
Proceeds from 2023 Debentures	400.0	—
Repayments of 2018 Debentures	(200.0)	—
Proceeds (repayments) of bank indebtedness, net	0.1	(25.2)
Proceeds from secured long-term debt	0.3	1.7
Repayments of secured long-term debt	(105.7)	(0.3)
Acquisition of non-controlling interests	(12.1)	—
Termination of cross currency interest rate swap	(1.7)	—
Cash provided by (used in) other financing activities	0.1	(0.1)

Cash provided by (used in) financing activities	$52.3	$(51.0)

Operating Activities

In the three month period ended December 31, 2016, operating activities generated cash of $30.0 million compared to $34.8 million in the prior year period. The $4.8 million net decrease over the prior year period was primarily related to the following:

  i.
  an $11.2 million redemption premium payment associated with the early redemption of the 2018 Debentures; and

Granite REIT 2016 27

  ii.
  a $1.5 million increase in interest paid primarily related to the early payment of accrued interest upon redemption of the 2018 Debentures, partially offset by;

  iii.
  a $5.1 million increase in cash provided by changes in working capital balances;

  iv.
  a $1.2 million decrease in income taxes paid; and

  v.
  a $0.9 million decrease in leasing commissions paid.

In the three month period ended December 31, 2016, changes in working capital balances increased cash by $0.1 million primarily due to a decrease in accounts receivable of $0.6 million and a decrease in prepaid expenses of $0.7 million, partially offset by a decrease in deferred revenue of $1.0 million related to the timing of rental receipts, in particular the receipt of advance rents in the third quarter at two properties in the United States.

For the three month period ended December 31, 2015, changes in working capital balances used cash of $5.0 million. The components comprised a decrease in accounts payable and accrued liabilities of $2.0 million primarily due to the timing of payments for property-related and administrative expenses and a decrease in deferred revenue of $3.1 million due to the timing of rental receipts.

Investing Activities

Investing activities for the three month period ended December 31, 2016 used cash of $9.3 million which consisted primarily of an $8.8 million payment for the contingent consideration obligations from acquisitions completed in 2013 and maintenance or improvement capital expenditures of $1.1 million related to properties in Canada.

Investing activities for the three month period ended December 31, 2015 used cash of $4.6 million which was comprised primarily of investment property development and expansion capital expenditures for properties in North America, the Netherlands and Poland of $6.1 million, partially offset by a $1.5 million reduction in restricted cash due to the reimbursement of improvements for a property in the Netherlands.

Financing Activities

Cash provided by financing activities for the three month period ended December 31, 2016 of $52.3 million consisted primarily of the following:

  i.
  $400.0 million of proceeds received from the issuance of the 2023 Debentures, partially offset by;

  ii.
  a $200.0 million repayment for the redemption of the 2018 Debentures and $1.7 million paid to settle the 2018 Cross Currency Interest Rate Swap;

  iii.
  $12.1 million to purchase the remaining non-controlling interests at five properties in the United States;

  iv.
  a $105.7 million repayment of mortgages and construction loans that occurred primarily with the purchase of the non-controlling interests; and

  v.
  distribution payments of $28.7 million.

Cash used in financing activities for the three month period ended December 31, 2015 of $51.0 million was primarily attributed to $27.1 million of distribution payments and $25.2 million of repayments of US dollar denominated bank indebtedness, partially offset by $1.7 million of proceeds from a construction loan.

28 Granite REIT 2016

Year Ended December 31, 2016

Operating Activities

	Years Ended December 31,
	2016	2015
Net income	$280.7	$195.5
Items not involving current cash flows	(121.9)	(32.2)
Leasing commissions paid	(2.5)	(1.6)
Tenant allowance paid	(1.2)	(0.6)
Current income tax expense	6.9	3.9
Income taxes paid	(0.2)	(5.9)
Interest expense	17.8	17.3
Interest paid	(19.6)	(17.2)
Changes in working capital balances	—	0.6

Cash provided by operating activities	$160.0	$159.8

For the year ended December 31, 2016, cash provided by operating activities generated cash of $160.0 million compared to $159.8 million in the prior year. The $0.2 million net increase over the prior year was primarily related to the following:

  i.
  a $6.5 million increase in rental revenue (excluding straight-line adjustments);

  ii.
  a $4.1 million reduction in general and administrative expenses (excluding non-cash unit-based compensation expense) largely due to severance expense recorded in 2015; and

  iii.
  a $5.7 million reduction in income taxes paid, partially offset by;

  iv.
  an $11.2 million redemption premium payment associated with the early redemption of the 2018 Debentures;

  v.
  a $0.9 million increase in lease commissions paid primarily from the lease-up of the developed property in Pennsylvania, United States;

  vi.
  a $0.6 million increase in tenant allowances paid;

  vii.
  a $2.4 million increase in interest paid which primarily resulted from the early payment of accrued interest upon redemption of the 2018 Debentures; and

  viii.
  a $0.5 million increase in property operating costs.

The change in working capital balances of less than $0.1 million for the year ended December 31, 2016 consisted primarily of a $2.7 million decrease in accounts receivable mainly due to the receipt of value-added tax associated with the construction expenditures for the developed property in Poland, partially offset by a $2.4 million decrease in accounts payable and accrued liabilities primarily attributable to compensation payments relating to severance and director/trustee special committee fees.

The change in working capital balances for the year ended December 31, 2015, which generated cash of $0.6 million, was primarily due to a $1.3 million increase in deferred revenue from the timing of rental receipts and a $1.4 million increase in accounts payable and accrued liabilities primarily attributable to compensation related and professional fee accruals, partially offset by a $1.5 million increase in accounts receivable mainly due to a value-added tax receivable associated with the development land acquisition and construction expenditures for the property in Poland.

Granite REIT 2016 29

Investing Activities

Investing activities for the year ended December 31, 2016 generated cash of $11.8 million. The major components included $39.6 million of net proceeds received from the disposition of seven income-producing properties, partially offset by an $8.8 million payment of contingent consideration obligations related to the acquisitions completed in 2013 as well as $19.3 million of investment property capital expenditures of which $2.1 million related to maintenance or improvements and $17.2 million primarily related to the recently completed development property in Poland and the two developed properties in the United States which were recently leased to non-Magna tenants.

Investing activities for the year ended December 31, 2015 used cash of $20.8 million. The major components included $26.6 million of investment property capital expenditures of which $2.3 million related to maintenance or improvement and $24.2 million primarily related to development or expansion projects in the United States, Austria, the Netherlands and Poland, $6.0 million paid with respect to the acquisition of development land in Poland and $7.7 million of income tax payments related to the sale of the Mexican property portfolio in June 2014, partially offset by $15.4 million of net proceeds received on the disposal of six income-producing properties and a $4.3 million reduction in restricted cash due to the reimbursement to a tenant in the Netherlands for completed improvements to a property.

Financing Activities

For the year ended December 31, 2016, financing activities used cash of $40.0 million which was primarily due to:

  i.
  distribution payments of $113.1 million;

  ii.
  $200.0 million repayment for the redemption of the 2018 Debentures and $1.7 million paid to settle the 2018 Cross Currency Interest Rate Swap;

  iii.
  a net $94.8 million of secured long-term debt repayments which primarily related to settling the mortgage and construction loans in conjunction with the purchase of the remaining non-controlling interests;

  iv.
  a net $17.9 million of bank indebtedness repayments; and

  v.
  $12.1 million to purchase the remaining non-controlling interests at five properties in the United States, partially offset by;

  vi.
  $400.0 million of proceeds received from the issuance of the 2023 Debentures.

For the year ended December 31, 2015, financing activities used cash of $144.0 million which largely comprised distribution payments of $108.3 million and $51.7 million of repayments of US dollar denominated bank indebtedness, partially offset by $17.2 million of US dollar secured long-term debt borrowings for the recently completed developed property in Pennsylvania, United States.

30 Granite REIT 2016

Bank and Debenture Financing

Granite's debt consists of the following:

	December 31, 2016		December 31, 2015
	Carrying Value	%	Carrying Value	%
Unsecured debentures, net	$646.8	98	$447.7	76
Cross currency interest rate swaps, net	10.6	2	25.3	4
Mortgages, net	—	—	49.0	9
Construction loans, net	—	—	48.0	8
Bank indebtedness	—	—	19.4	3

	$657.4	100%	$589.4	100%

Fair value of investment properties	$2,653.1		$2,592.4

Leverage ratio(1)	25%		23%

(1)
Defined as the carrying value of total debt divided by the total fair value of investment properties.

Unsecured Debentures and Cross Currency Interest Rate Swaps

As previously noted, on December 20, 2016, the Trust issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023. Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. The 2023 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At December 31, 2016, all of the 2023 Debentures remained outstanding and the balance net of issuance costs was $397.8 million.

Also on December 20, 2016, the Trust entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for euro denominated payments at a 2.43% interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million and receive $400.0 million on November 30, 2023. As at December 31, 2016, the fair value of the cross currency interest rate swap was a net financial liability of $10.2 million. The fair value of the cross currency interest rate swap is dependent upon a number of assumptions in particular the euro foreign exchange rate.

In July 2014, the Trust issued $250.0 million aggregate principal amount of Series 2 senior debentures due July 5, 2021 ("the 2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At December 31, 2016, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $249.0 million.

Also in July 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million and receive $250.0 million on July 5, 2021. As at December 31, 2016, the fair value of the cross currency interest rate swap was a net financial liability of $0.4 million. The fair value of the cross currency interest rate swap is dependent upon a number of assumptions in particular the euro foreign exchange rate.

As previously noted, in the fourth quarter of 2016, the 2018 Debentures were fully redeemed for an aggregate redemption price of $213.2 million, which included a redemption premium of $11.2 million and accrued and unpaid interest of $2.0 million.

Upon redemption of the 2018 Debentures and also as previously noted, the Trust settled the 2018 Cross Currency Interest Rate Swap for $1.2 million which included $1.7 million related to the fair value of the principal proceeds less $0.5 million of interest savings.

Granite REIT 2016 31

Mortgages

In connection with the acquisitions completed in 2013, the Trust entered into two mortgages for US$ 36.5 million. The mortgages were to mature on June 10, 2017 and May 10, 2018 and both bore interest at LIBOR plus 2.50%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4.0%. The mortgages were recourse only to the three investment properties acquired which were pledged as collateral. As noted previously, in the fourth quarter of 2016, the two mortgages were repaid in full for $46.6 million (US$ 34.7 million).

Construction Loans

In June 2014, Granite entered into a secured construction loan for US$ 26.2 million relating to the construction of a 0.75 million square foot industrial facility in the United States. The construction loan bore interest at LIBOR plus 2.25% and was scheduled to mature on June 20, 2017. As outlined earlier, in the fourth quarter of 2016, the construction loan was repaid in full for $34.5 million (US$ 25.7 million).

In July 2013, the Trust entered into a secured construction loan for US$ 17.0 million, subsequently increased to US$ 19.0 million, relating to the construction of a logistics-warehouse facility in the United States. The construction loan bore interest at LIBOR plus 2.25% and was scheduled to mature on July 25, 2017. As outlined earlier, in the fourth quarter of 2016, the construction loan was repaid in full for $24.3 million (US$ 18.1 million).

Credit Facility

Effective December 11, 2014, the Trust entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Canadian dollar, US dollar or euro denominated loans or letters of credit (the "Granite Credit Facility"). The Trust had the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. On January 23, 2017, the Trust entered into an amended and restated credit agreement confirming the extension of the maturity date from February 1, 2018 to February 1, 2019. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin of 1.45% determined by the Trust's current external credit rating. At December 31, 2016, the Trust had $0.2 million (2015 — $0.6 million) in letters of credit issued against the Granite Credit Facility and no amounts drawn (2015 — $19.4 million (US$ 14.0 million)) from the Credit Facility.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At December 31, 2016, the Trust was in compliance with its debt agreements and related covenants.

Credit Ratings

On issuance of the 2023 Debentures, Moody's Investors Service, Inc. ("Moody's") assigned a credit rating of Baa2 with a stable outlook and DBRS Limited ("DBRS") assigned a credit rating of BBB with a stable trend to the 2023 Debentures. On December 10, 2015, Moody's confirmed its credit rating of the 2018 Debentures and the 2021 Debentures of Baa2 with a stable outlook. On May 26, 2016, DBRS confirmed the BBB rating on the 2018 Debentures and 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

32 Granite REIT 2016

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

	Three Months Ended December 31,		Years ended December 31,
(in thousands)	2016	2015	2016	2015
Net income	$29,528	$45,431	$280,692	$195,540

Cash flows provided by operating activities	30,041	34,807	159,991	159,844
Distributions paid and payable	(29,348)	(27,082)	(114,293)	(108,327)

Cash flows from operating activities in excess of distributions paid and payable	$693	$7,725	$45,698	$51,517

Distributions declared to stapled unitholders in the three month periods ended December 31, 2016 and 2015 were $29.3 million or 62.3 cents per stapled unit and $27.1 million or 57.6 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the years ended December 31, 2016 and 2015 were $114.3 million or $2.43 per stapled unit and $108.3 million or $2.30 per stapled unit, respectively. Distributions for the three month periods ended December 31, 2016 and 2015 as well as for the years ended December 31, 2016 and 2015 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

Normal Course Issuer Bid

On April 20, 2016, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 3,647,837 of Granite's issued and outstanding stapled units. The NCIB commenced on April 26, 2016 and will conclude on the earlier of the date on which purchases under the bid have been completed and April 25, 2017. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,386 stapled units, subject to certain exceptions. Granite has not made any purchases of its outstanding stapled units since the commencement of the NCIB.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust's disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") and in Rules 13a-15(e) and 15d-15(e) under the United States Securities and Exchange Act of 1934 as of December 31, 2016 (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, the Trust's disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Trust in the reports that they file or submit is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and (ii) accumulated and communicated to the Trust's management, including their principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Granite REIT 2016 33

Management's Report on Internal Control Over Financial Reporting

The Trust's management is responsible for establishing and maintaining internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust.

The Trust's internal control over financial reporting is a process designed by, or under the supervision of, the Trust's principal executive and principal financial officers, or persons performing similar functions, and effected by the Trust's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Trust's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Trust's receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Trust's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of Granite's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Granite's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that Granite's internal control over financial reporting was effective as of December 31, 2016.

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the Trust's combined financial statements as at and for the year ended December 31, 2016 and whose report is included in the Trust's annual report for fiscal 2016, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on Granite's internal control over financial reporting as of December 31, 2016. The attestation report precedes the audited financial statements included in the Trust's annual report for fiscal 2016.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in the Trust's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2016 that have materially affected, or that are reasonably likely to materially affect, the Trust's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

34 Granite REIT 2016

The Trust has made commitments for future payments of interest and principal on long-term debt, construction and development project costs and certain other costs. At December 31, 2016, future payments, including interest payments, under these contractual obligations were as follows:

		Payments due by year
(in thousands) As at December 31, 2016
	Total	2017	2018	2019	2020	2021	Thereafter
Unsecured debentures	$650,000	$—	$—	$—	$—	$250,000	$400,000
Cross currency interest rate swaps	10,641	—	—	—	—	443	10,198
Interest payments:
Unsecured debentures, net of cross currency interest rate swaps	99,126	15,554	16,088	16,088	16,088	16,088	19,220
Tenant allowance payable	8,501	—	8,501	—	—	—	—
Construction, development and capital commitments	73,307	73,307	—	—	—	—	—

	$841,575	$88,861	$24,589	$16,088	$16,088	$266,531	$429,418

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively.

Off-balance sheet arrangements consisted of $0.2 million in letters of credit, construction, development and capital commitments of approximately $73.3 million and $2.4 million related to certain operating agreements.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 5, 6, 7, 8, 16 and 20 to the audited combined financial statements for the year ended December 31, 2016 and "LIQUIDITY AND CAPITAL RESOURCES".

RELATED PARTY TRANSACTIONS

For a discussion of the Trust's transactions with related parties, refer to note 18 to the audited combined financial statements for the year ended December 31, 2016.

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 47,122,803 stapled units issued and outstanding. The decrease from the issued and outstanding stapled units of 47,123,006 at December 31, 2016 resulted from the redemption of 203 stapled units in January 2017.

DISTRIBUTIONS

Granite REIT's monthly distribution to unitholders is currently 21.7 cents per stapled unit, representing, on an annualized basis, $2.60 per stapled unit. Total distributions declared in the year ended December 31, 2016 were $114.3 million or $2.43 per stapled unit. In January and February 2017, Granite declared monthly distributions of 21.7 cents per stapled unit or $10.2 million, with respect to the one month periods ended January 31, 2017 and February 28, 2017, respectively. The distribution declared in January 2017 was paid on February 15, 2017 and the distribution declared in February 2017 will be paid on March 15, 2017.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of

Granite REIT 2016 35

assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2016. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally specialized and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2016. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 3 of the audited combined financial statements for the year ended December 31, 2016 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

36 Granite REIT 2016

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the year ended December 31, 2016, are described below. Granite intends to adopt these standards when they become effective.

IFRS 9, Financial Instruments ("IFRS 9")

In July 2014, the International Accounting Standards Board ("IASB") issued the final version of IFRS 9, Financial Instruments ("IFRS 9") which will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. The standard has

Granite REIT 2016 37

a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associate interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements.

IFRS 2, Share-based Payment ("IFRS 2")

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment ("IFRS 2") clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

RISKS AND UNCERTAINTIES

Investing in the Trust's stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite's business, financial condition, operating results and prospects. These risks and uncertainties are discussed in the AIF filed with securities regulators in Canada and available online at www.sedar.com and the Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2016.

38 Granite REIT 2016

SELECTED ANNUAL AND QUARTERLY DATA

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2016 for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per unit information) Years ended December 31,	2016	2015	2014
Rental revenue and tenant recoveries	$223,401	$216,299	$207,410

Net income attributable to stapled unitholders:
Continuing operations	$279,325	$193,334	$63,456
Discontinued operations	—	—	6,757

Net income attributable to stapled unitholders	$279,325	$193,334	$70,213
Add (deduct):
Fair value losses (gains) on investment properties	(175,924)	(73,082)	51,620
Fair value losses (gains) on financial instruments	1,150	1,760	(177)
Acquisition transaction costs	—	—	189
Loss (gain) on sale of investment properties	2,420	1,413	(1,416)
Current income tax expense associated with sale of investment properties	1,268	701	1,538
Deferred income tax expense	40,744	32,295	4,238
Non-controlling interests relating to the above	722	1,945	(104)
FFO adjustments related to discontinued operations	—	—	(848)

FFO	149,705	158,366	125,253
Early redemption costs of unsecured debentures	11,920	—	28,580

Comparable FFO(1)	$161,625	$158,366	$153,833

Total assets(2)	$2,911,642	$2,731,837	$2,447,758

Total unsecured debentures, mortgages, construction loans and bank indebtedness(3)	$646,768	$564,024	$575,773

Basic FFO per stapled unit	$3.18	$3.37	$2.66

Diluted FFO per stapled unit	$3.18	$3.36	$2.66

Basic comparable FFO per stapled unit(1)	$3.43	$3.37	$3.27

Diluted comparable FFO per stapled unit(1)	$3.43	$3.36	$3.27

Cash distributions declared per stapled unit	$2.43	$2.30	$2.21

Payout ratio(1)	71%	68%	67%

Basic stapled units outstanding	47,066	47,017	47,001

Diluted stapled units outstanding	47,066	47,097	47,071

(1)
Comparable FFO in the year ended December 31, 2016 excludes $11.9 million with respect to the early redemption of the 2018 Debentures and comparable FFO for the year ended December 31, 2014 excludes $28.6 million with respect to the early redemption of debentures that were to mature in December 2016.

(2)
Change primarily due to investment properties. See "INVESTMENT PROPERTIES" and note 3 to the audited combined financial statements for the year ended December 31, 2016.

(3)
See "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing".

Granite REIT 2016 39

(in thousands, except per unit information)	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Total 2016
Rental revenue and tenant recoveries	$56,377	$56,387	$56,347	$54,290	$223,401

Net income attributable to stapled unitholders	$42,425	$57,179	$150,293	$29,428	$279,325
Add (deduct):
Fair value gains on investment properties	(8,714)	(26,034)	(134,967)	(6,209)	(175,924)
Fair value losses (gains) on financial instruments	(849)	682	2,553	(1,236)	1,150
Loss (recovery) on sale of investment properties	339	1,035	1,070	(24)	2,420
Current income tax expense (recovery) associated with sale of investment properties	(981)	1,688	561	—	1,268
Deferred income tax expense	8,179	5,286	22,984	4,295	40,744
Non-controlling interests relating to the above	955	111	(316)	(28)	722

FFO	41,354	39,947	42,178	26,226	149,705
Early redemption costs of unsecured debentures	—	—	—	11,920	11,920

Comparable FFO	$41,354	$39,947	$42,178	$38,146	$161,625

Basic and Diluted FFO per stapled unit	$0.88	$0.85	$0.90	$0.56	$3.18

Basic and Diluted comparable FFO per stapled unit	$0.88	$0.85	$0.90	$0.81	$3.43

Cash distributions declared per stapled unit	$0.587	$0.609	$0.609	$0.623	$2.43

Payout ratio(1)	67%	72%	68%	77%	71%

Basic stapled units outstanding	47,025	47,073	47,073	47,094	47,066

Diluted stapled units outstanding	47,032	47,081	47,083	47,094	47,066

(1)
Payout ratio is calculated as distributions declared to unitholders divided by FFO or comparable FFO, if applicable, in a period.

40 Granite REIT 2016

(in thousands, except per unit information)	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Total 2015
Rental revenue and tenant recoveries	$53,036	$53,470	$54,854	$54,939	$216,299

Net income attributable to stapled unitholders	$54,362	$46,097	$47,710	$45,165	$193,334
Add (deduct):
Fair value gains on investment properties	(25,243)	(21,511)	(15,287)	(11,041)	(73,082)
Fair value losses (gains) on financial instruments	(611)	851	1,258	262	1,760
Loss on sale of investment properties	185	48	726	454	1,413
Current income tax expense associated with sale of investment properties	350	—	351	—	701
Deferred income tax expense	9,353	12,710	5,746	4,486	32,295
Non-controlling interests relating to the above	399	2,109	(733)	170	1,945

FFO	$38,795	$40,304	$39,771	$39,496	$158,366

Basic FFO per stapled unit	$0.82	$0.86	$0.85	$0.84	$3.37

Diluted FFO per stapled unit	$0.82	$0.86	$0.84	$0.84	$3.36

Cash distributions declared per stapled unit	$0.576	$0.576	$0.576	$0.576	$2.30

Payout ratio	70%	67%	68%	69%	68%

Basic stapled units outstanding	47,017	47,017	47,017	47,017	47,017

Diluted stapled units outstanding	47,085	47,087	47,100	47,025	47,097

FORWARD-LOOKING STATEMENTS

This MD&A and accompanying letter to unitholders may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the ability of Granite to find satisfactory acquisition opportunities, Granite's ability to dispose of any non-core assets on satisfactory terms, Granite's ability to purchase stapled units under its NCIB, the improvement of the overall quality of assets, the increase of overall operational expertise, market knowledge, asset, leasing and property management capabilities, the reduction in general and administrative costs (excluding the impact of fair value remeasurement adjustments), the savings in interest expense and the expected increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-

Granite REIT 2016 41

looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) (the "Tax Act") or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2016 dated March 1, 2017, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2016 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

42 Granite REIT 2016

Audited Combined Financial Statements of
Granite Real Estate Investment Trust and
Granite REIT Inc.
 For the year ended December 31, 2016

Granite REIT 2016 43

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Granite Real Estate Investment Trust and Granite REIT Inc. (collectively the "Trust") is responsible for the preparation and presentation of the combined financial statements and all information included in the 2016 Annual Report. The combined financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and where appropriate, reflect estimates based on management's best judgement in the circumstances. Financial information as presented elsewhere in the 2016 Annual Report has been prepared by management to ensure consistency with information contained in the combined financial statements. The combined financial statements have been audited by independent auditors and reviewed by the Audit Committees and approved by both the Board of Trustees of Granite Real Estate Investment Trust and the Board of Directors of Granite REIT Inc.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Trust's assets are appropriately accounted for and adequately safeguarded. Management has determined that, as at December 31, 2016 and based on the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, internal control over financial reporting was effective. The Trust's Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), has provided a SOX-related certification in connection with the Trust's annual disclosure document in the U.S. (Form 40-F) to the U.S. Securities and Exchange Commission. In accordance with National Instrument 52-109, a similar certification has been provided to the Canadian Securities Administrators.

The Trust's Audit Committees are appointed by their respective Boards and are comprised solely of outside independent Directors or Trustees. The Audit Committees meet periodically with management, as well as with the independent auditors, to satisfy themselves that each is properly discharging its responsibilities to review the combined financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committees report their findings to the Boards for consideration when approving the combined financial statements for issuance to the stapled unitholders.

The combined financial statements and the effectiveness of internal control over financial reporting have been audited by Deloitte LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the stapled unitholders. The Auditors' Reports outline the nature of their examination and their opinion on the combined financial statements of the Trust and the effectiveness of the Trust's internal control over financial reporting. The independent auditors have full and unrestricted access to the Audit Committees.

Michael Forsayeth Chief Executive Officer	Ilias Konstantopoulos Chief Financial Officer

Toronto, Canada,
March 1, 2017

44 Granite REIT 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust and the Board of Directors and Shareholders of Granite REIT Inc.

We have audited the accompanying combined financial statements of Granite Real Estate Investment Trust and Granite REIT Inc. and subsidiaries (collectively, the "Trust"), which comprise the combined balance sheets as at December 31, 2016 and December 31, 2015, and the combined statements of income, combined statements of comprehensive income, combined statements of unitholders' equity, and combined statements of cash flows for the years then ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2016 and December 31, 2015, and their financial performance and their cash flows for the years then ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2017 expressed an unqualified opinion on the Trust's internal control over financial reporting.

Chartered Professional Accountants
Licensed Public Accountants
March 1, 2017
Toronto, Canada

Granite REIT 2016 45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust and the Board of Directors and Shareholders of Granite REIT Inc.

We have audited the internal control over financial reporting of Granite Real Estate Investment Trust and Granite REIT Inc. and subsidiaries (collectively, the "Trust") as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the combined financial statements as of and for the year ended December 31, 2016 of the Trust and our report dated March 1, 2017 expressed an unqualified / unmodified opinion on those financial statements

Chartered Professional Accountants
Licensed Public Accountants
March 1, 2017
Toronto, Canada

46 Granite REIT 2016

Combined Balance Sheets
(Canadian dollars in thousands)

As at December 31,	Note		2016	2015
ASSETS
Non-current assets:
Investment properties	3		$2,653,095	$2,592,386
Deferred tax assets	10		6,399	7,776
Fixed assets, net			775	1,197
Other assets	4		714	1,629

			2,660,983	2,602,988
Current assets:
Accounts receivable			1,066	3,849
Income taxes receivable	10		381	3,172
Prepaid expenses and other	16	(a)	2,434	1,337
Restricted cash			563	1,336
Cash and cash equivalents	15	(e)	246,215	119,155

Total assets			$2,911,642	$2,731,837

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	5		$646,768	$447,657
Cross currency interest rate swaps	5		10,641	25,252
Secured long-term debt	6		—	76,117
Deferred tax liabilities	10		238,251	207,966
Other non-current liabilities	7		7,777	12,884

			903,437	769,876
Current liabilities:
Deferred revenue			5,489	7,061
Bank indebtedness	8		—	19,376
Current portion of secured long-term debt	6		—	20,874
Accounts payable and accrued liabilities	9		31,465	39,015
Distributions payable	12		10,226	9,027
Income taxes payable	10		11,289	7,821

Total liabilities			961,906	873,050

Equity:
Stapled unitholders' equity	11		1,948,207	1,849,031
Non-controlling interests	11		1,529	9,756

Total equity			1,949,736	1,858,787

Total liabilities and equity			$2,911,642	$2,731,837

Commitments and contingencies (note 20)
See accompanying notes
On behalf of the Boards:

/S/ G. WESLEY VOORHEIS Director/Trustee	/S/ GERALD J. MILLER Director/Trustee

Granite REIT 2016 47

Combined Statements of Income
(Canadian dollars in thousands)

Years ended December 31,	Note		2016	2015
Rental revenue and tenant recoveries			$223,401	$216,299
Property operating costs	13	(a)	7,638	7,062
General and administrative expenses	13	(b)	27,960	28,317
Depreciation and amortization			707	720
Interest expense and other financing costs, net	13	(c)	19,587	18,746
Early redemption costs of unsecured debentures	5	(c)	11,920	—
Foreign exchange gains, net			(374)	(333)
Fair value gains on investment properties, net	3		(175,924)	(73,082)
Fair value losses on financial instruments	13	(d)	1,150	1,760
Loss on sale of investment properties	3		2,420	1,413

Income before income taxes			328,317	231,696
Income tax expense	10		47,625	36,156

Net income			$280,692	$195,540

Net income attributable to:
Stapled unitholders			$279,325	$193,334
Non-controlling interests			1,367	2,206

			$280,692	$195,540

See accompanying notes

48 Granite REIT 2016

Combined Statements of Comprehensive Income
(Canadian dollars in thousands)

Years ended December 31,	Note		2016	2015
Net income			$280,692	$195,540
Other comprehensive income (loss):
Foreign currency translation adjustment(1)			(81,689)	165,633
Fair value gain (loss) on cross currency interest rate swaps(1)	5	(d)	13,162	(21,822)
Net foreign exchange gain (loss) on net investment hedge, includes income taxes of nil(1)			1,451	(8,387)

Total other comprehensive income (loss)			(67,076)	135,424

Comprehensive income			$213,616	$330,964

(1) Items that may be reclassified subsequently to net income if items are terminated or no longer assessed as effective hedges (note 2(g)).
Comprehensive income attributable to:
Stapled unitholders			$212,559	$327,377
Non-controlling interests			1,057	3,587

Comprehensive income			$213,616	$330,964

See accompanying notes

Granite REIT 2016 49

Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)

Year ended December 31, 2016	Number of Units		Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Stapled Unitholders' Equity	Non- controlling interests	Equity
As at January 1, 2016	47,017		$2,124,198	$61,425	$(557,092)	$220,500	$1,849,031	$9,756	$1,858,787
Net income	—		—	—	279,325	—	279,325	1,367	280,692
Other comprehensive loss	—		—	—	—	(66,766)	(66,766)	(310)	(67,076)
Distributions	—		—	—	(114,293)	—	(114,293)	(461)	(114,754)
Acquisition of non-controlling interests (note 11)	—		—	—	(3,270)	—	(3,270)	(8,823)	(12,093)
Units issued on exercise of stapled unit options	50		2,084	—	—	—	2,084	—	2,084
Units issued on settlement of deferred stapled units	56		2,097	—	—	—	2,097	—	2,097
Units redeemed	—	(1)	(1)	—	—	—	(1)	—	(1)

As at December 31, 2016	47,123		$2,128,378	$61,425	$(395,330)	$153,734	$1,948,207	$1,529	$1,949,736

(1)
20 stapled units were redeemed

Year ended December 31, 2015	Number of Units		Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income	Stapled Unitholders' Equity	Non- controlling interests	Equity
As at January 1, 2015	47,017		$2,124,202	$61,425	$(642,099)	$86,457	$1,629,985	$6,258	$1,636,243
Net income	—		—	—	193,334	—	193,334	2,206	195,540
Other comprehensive income	—		—	—	—	134,043	134,043	1,381	135,424
Distributions	—		—	—	(108,327)	—	(108,327)	(215)	(108,542)
Contributions from non-controlling interests	—		—	—	—	—	—	126	126
Units issued on settlement of deferred stapled units	—	(1)	1	—	—	—	1	—	1
Units redeemed	—	(2)	(5)	—	—	—	(5)	—	(5)

As at December 31, 2015	47,017		$2,124,198	$61,425	$(557,092)	$220,500	$1,849,031	$9,756	$1,858,787

(1)
37 stapled units were issued

(2)
126 stapled units were redeemed

See accompanying notes

50 Granite REIT 2016

Combined Statements of Cash Flows
(Canadian dollars in thousands)

Years ended December 31,	Note		2016	2015
OPERATING ACTIVITIES
Net income			$280,692	$195,540
Items not involving current cash flows	15	(a)	(121,864)	(32,170)
Leasing commissions paid			(2,485)	(1,636)
Tenant allowances paid			(1,174)	(629)
Current income tax expense	10	(a)	6,881	3,861
Income taxes paid			(225)	(5,921)
Interest expense			17,792	17,326
Interest paid			(19,585)	(17,192)
Changes in working capital balances	15	(b)	(41)	665

Cash provided by operating activities			159,991	159,844

INVESTING ACTIVITIES
Investment properties:
Proceeds on disposal, net	3		39,594	15,371
Capital expenditures
— Maintenance or improvements			(2,063)	(2,332)
— Developments or expansions			(17,221)	(24,238)
Restricted cash used for property improvements			—	4,341
Acquisition of development land	3		—	(5,990)
Fixed asset additions			(225)	(164)
Payment of contingent consideration	7		(8,802)	—
Decrease (increase) in other assets			496	(50)
Cash used in investing activities from discontinued operations	15	(d)	—	(7,725)

Cash provided by (used in) investing activities			11,779	(20,787)

FINANCING ACTIVITIES
Distributions paid			(113,095)	(108,327)
Proceeds from unsecured debentures	5	(b)	400,008	—
Repayment of unsecured debentures	5	(c)	(200,000)	—
Proceeds from secured long-term debt			11,820	17,213
Repayments of secured long-term debt	6		(106,662)	(1,063)
Proceeds from bank indebtedness			96,595	—
Repayments of bank indebtedness			(114,521)	(51,656)
Financing costs paid			(1,505)	(33)
Termination of cross currency interest rate swap	5	(d)	(1,657)	—
Contributions from non-controlling interests			—	126
Acquisition of non-controlling interests	11		(12,093)	—
Distributions to non-controlling interests			(461)	(215)
Redemption of stapled units			(1)	(3)
Proceeds from units issued			1,611	—

Cash used in financing activities			(39,961)	(143,958)

Effect of exchange rate changes on cash and cash equivalents			(4,749)	7,823

Net increase in cash and cash equivalents during the year			127,060	2,922
Cash and cash equivalents, beginning of year			119,155	116,233

Cash and cash equivalents, end of year	15	(e)	$246,215	$119,155

See accompanying notes

Granite REIT 2016 51

Notes to Combined Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)

1.  NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. The conversion to a REIT was implemented pursuant to a court approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Quebec). Through a series of steps and reorganizations, Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP"), in addition to other entities, were formed. Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia).

Under the Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co. The assets, liabilities and operations of the new combined stapled unit structure comprise all the assets, liabilities and operations of Granite Co. The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, together with tenants from other industries.

These combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on March 1, 2017.

2.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies described below have been applied consistently to all periods presented in these combined financial statements.

(a)
Basis of Presentation and Statement of Compliance

  The combined financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

(b)
Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion and the steps and reorganizations described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

52 Granite REIT 2016

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)
Trust Units

  The stapled units are redeemable at the option of the holder and therefore are required to be accounted for as financial liabilities, except where certain exemption conditions are met, in which case redeemable instruments may be classified as equity. The attributes of the stapled units meet the exemption conditions set out in IAS 32, Financial Instruments: Presentation and are therefore presented as equity for purposes of that standard.

(d)
Investment Properties

  The Trust accounts for its investment properties, which include income-producing properties, properties under development and land held for development, in accordance with IAS 40, Investment Property. For acquired investment properties that meet the definition of a business, the acquisition is accounted for as a business combination (note 2(e)); otherwise they are initially measured at cost including directly attributable expenses. Subsequent to acquisition, investment properties are carried at fair value, which is determined based on available market evidence at the balance sheet date including, among other things, rental revenue from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental revenue from future leases less future cash outflows in respect of capital expenditures. Gains and losses arising from changes in fair value are recognized in net income in the period of change.

  Income-Producing Properties

  The carrying value of income-producing properties includes the impact of straight-line rental revenue (note 2(j)), tenant inducements and deferred leasing costs since these amounts are incorporated in the determination of the fair value of income-producing properties.

  When an income-producing property is disposed of, the gain or loss is determined as the difference between the disposal proceeds, net of selling costs and the carrying amount of the property and is recognized in net income in the period of disposal.

  Properties Under Development

  The Trust's development properties are classified as such until the property is substantially completed and available for occupancy. The Trust capitalizes acquisition, development and expansion costs, including direct construction costs, borrowing costs and indirect costs wholly attributable to development. Borrowing costs are capitalized to projects under development or construction based on the average accumulated expenditures outstanding during the period multiplied by the Trust's average borrowing rate on existing debt. Where borrowings are associated with specific developments, the amount capitalized is the gross borrowing cost incurred on such borrowings less any investment income arising on temporary investment of these borrowings. The capitalization of borrowing costs is suspended if there are prolonged periods that development activity is interrupted. The Trust capitalizes direct and indirect costs, including property taxes and insurance of the development property if activities necessary to ready the development property for its intended use are in progress. Costs of internal personnel and other indirect costs that are not wholly attributable to a project are expensed as incurred.

  Properties under development are measured at fair value as stated above; however, where fair value is not reliably determinable, the property is measured at cost until the earlier of the date construction is completed and the date at which fair value becomes reliably determinable.

(e)
Business Combinations

  The Trust accounts for investment property acquisitions as a business combination if the particular assets and set of activities acquired can be operated and managed as a business in their current state for the

Granite REIT 2016 53

  purpose of providing a return to the unitholders. The Trust applies the acquisition method to account for business combinations. The consideration transferred for a business combination is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Trust. The total consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

  The Trust recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of the acquiree's identifiable net assets.

  Acquisition related costs are expensed as incurred.

  Any contingent consideration is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration that is recorded as an asset or liability is recognized in accordance with IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") in net income.

  Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the identifiable net assets acquired. If the consideration is lower than the fair value of the net assets acquired, the difference is recognized in net income.

(f)
Foreign Currency Translation

  The assets and liabilities of the Trust's foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case, for material transactions, the exchange rates at the dates of those transactions are used. Exchange differences arising are recognized in other comprehensive income and accumulated in equity.

  In preparing the financial statements of each entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the average rates of exchange prevailing in the period. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in net income in the period in which they arise except for:

  •
  The effective portion of exchange differences on transactions entered into in order to hedge certain foreign currency risks;

  •
  Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation) are recognized in other comprehensive income; and

  •
  Exchange differences on foreign currency borrowings related to capitalized interest for assets under construction.

(g)
Financial Instruments and Hedging

  Financial assets

  The Trust classifies its financial assets upon initial recognition as fair value through profit or loss ("FVTPL"), held to maturity, loans and receivables or available for sale.

  Loans and receivables, which include accounts receivable, cash and cash equivalents, restricted cash and certain other assets, are initially measured at fair value and are subsequently measured at amortized cost less provision for impairment. A provision for impairment is recognized when there is objective

54 Granite REIT 2016

  evidence that collection may not be possible under the original terms of the contract. Indicators of impairment include default on payments and significant financial difficulty of the tenant or counterparty. The carrying amount of the asset is reduced through a provision account, and the amount of the loss is recognized in net income. Bad debt write-offs occur when the Trust determines collection is unlikely. Any subsequent recoveries of amounts previously written off are credited against general and administrative expenses in net income. Accounts receivable that are more than one month past due are not considered impaired unless there is evidence that collection is not possible.

  The Trust does not currently have any financial assets classified as held to maturity or available for sale.

  Financial liabilities

  The Trust classifies its financial liabilities upon initial recognition as FVTPL or other financial liabilities. Other financial liabilities, which include unsecured debentures, secured long-term debt, bank indebtedness, accounts payable and accrued liabilities, distributions payable and certain other liabilities, are measured at amortized cost. The Trust's policy for the treatment of financing costs related to the issuance of long-term debt is to present debt instruments on the balance sheet net of the related financing costs, with the net balance accreting to the face value of the debt over its term following the effective interest method. The costs of obtaining a revolving credit facility are capitalized and amortized over the term of the facility on a straight-line basis.

  Derivatives and Hedging

  Derivative instruments, including the cross currency interest rate swaps, foreign exchange forward contracts and interest rate caps, are recorded in the combined balance sheet at fair value including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair value of derivative instruments which are not designated as hedges for accounting purposes are recognized in the statement of income. The Trust utilizes derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Trust's policy is not to utilize derivative financial instruments for trading or speculative purposes.

  The Trust applies hedge accounting to certain derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries with a functional currency other than the Canadian dollar. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated. In a net investment hedging relationship, the effective portion of foreign exchange gains or losses on the hedging instruments is recognized in other comprehensive income and the ineffective portion is recognized in net income. The amounts recorded in accumulated other comprehensive income are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

(h)
Cash and Cash Equivalents and Restricted Cash

  Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at the date of acquisition. In accordance with IAS 7, Statement of Cash Flows, also recognized in cash equivalents may be short-term investments with original maturities longer than three months but less than six months since they can be readily converted into known amounts of cash and are subject to an insignificant risk of changes in value.

  Restricted cash represents segregated cash accounts for a specific purpose and cannot be used for general corporate purposes.

(i)
Fixed Assets

  Fixed assets are recorded at cost less accumulated depreciation. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 5 years for computer hardware and software and 5 to 7 years for other furniture and fixtures. Leasehold improvements are amortized over the term of the applicable lease.

Granite REIT 2016 55

(j)
Revenue Recognition

  Where Granite has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Trust's rental properties have been transferred to its tenants, the Trust's leases are accounted for as finance leases. All of the Trust's current leases (the "Leases") are operating leases.

  The majority of the Leases are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and non-structural repairs and maintenance. Revenues and operating expenses for these Leases do not include any amounts related to operating costs paid directly by such lessees. The remaining Leases generate rental revenue that includes the recovery of operating costs.

  The Leases may provide for either scheduled fixed rent changes or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent changes exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. In addition, cash allowances provided to tenants are recognized in income evenly on a straight-line basis over the term of the lease.

(k)
Unit-Based Compensation Plans

  Incentive Stock Option Plan

  Compensation expense for option grants is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested. A liability was recognized for outstanding options based upon the fair value as the Trust is an open-ended trust making its units redeemable. During the period in which options are outstanding, the liability is adjusted for changes in the fair value with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as options are exercised and recorded in equity as stapled units along with the proceeds received on exercise.

  Executive Deferred Stapled Unit Plan

  The executive deferred stapled unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. Compensation expense for executive deferred stapled units granted under the plan is recognized as general and administrative expenses with a corresponding liability recognized based on the fair value of the Trust's stapled units as the Trust is an open-ended trust making its units redeemable. During the period in which the executive deferred stapled units are outstanding, the liability is adjusted for changes in the market value of the Trust's stapled unit, with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as deferred stapled units are settled for stapled units and recorded in equity.

  Director/Trustee Deferred Share Unit Plan

  The compensation expense and a corresponding liability associated with the director/trustee deferred share unit plan is measured based on the market value of the underlying stapled units. During the period in which the awards are outstanding, the liability is adjusted for changes in the market value of the underlying stapled unit, with such positive or negative adjustments being recognized in general and administrative expenses in the period in which they occur.

56 Granite REIT 2016

(l)
Income Taxes

  Operations in Canada

  Granite qualifies as a mutual fund trust under the Income Tax Act (Canada) (the "Act") and as such the Trust itself will not be subject to income taxes provided it continues to qualify as a REIT for purposes of the Act. A REIT is not taxable and not considered to be a Specified Investment Flow-through Trust provided it complies with certain tests and it distributes all of its taxable income in a taxation year to its unitholders.

  The Trust's qualification as a REIT results in no current or deferred income tax being recognized in the combined financial statements for income taxes related to the Canadian investment properties. Current income tax related to certain taxable Canadian entities is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Operations in the United States

  The Trust's investment property operations in the United States are conducted in a qualifying United States REIT ("US REIT") for purposes of the Internal Revenue Code of 1986, as amended. As a qualifying US REIT, it is not taxable provided it complies with certain tests in addition to the requirement to distribute substantially all of its taxable income.

  As a qualifying US REIT, current income taxes on U.S. taxable income have not been recorded in the combined financial statements. However, the Trust has recorded deferred income taxes that may arise on the disposition of its investment properties as the Trust will likely be subject to entity level income tax in connection with such transactions pursuant to the Foreign Investment in Real Property Tax Act.

  Operations in Europe

  The Trust consolidates certain entities that continue to be subject to income tax.

  Income taxes for taxable entities in Europe, as well as other entities in Canada or the United States subject to tax, are recorded as follows:

  Current Income Tax

  The current income tax expense is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Deferred Income Tax

  Deferred income tax is recorded, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and the amounts reported in the combined financial statements. Deferred income tax is measured using tax rates and laws that are enacted and substantively enacted as at each balance sheet date which are expected to apply when the temporary differences are expected to reverse. Deferred income tax assets are recognized only to the extent that it is probable that sufficient future taxable profit will be available against which the deductible temporary difference can be utilized.

  Each of the current and deferred tax assets and liabilities are offset when they are levied by the same taxation authorities on either the same taxable entities, or different taxable entities within the same reporting group that settle on a net basis, and when there is a legal right to offset.

(m)
Significant Accounting Judgments, Estimates and Assumptions

  The preparation of these combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the reporting periods.

Granite REIT 2016 57

  Management believes that the judgments, estimates and assumptions utilized in preparing the combined financial statements are reasonable and prudent; however, actual results could be materially different and require an adjustment to the reported results.

  Judgments

  The following are the critical judgments that have been made in applying the Trust's accounting policies and that have the most significant effect on the amounts recognized in the combined financial statements:

          Leases

    The Trust's policy for revenue recognition is described in note 2(j). The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally specialized and long-term ground leases where the Trust is the lessee.

          Investment properties

    The Trust's policy relating to investment properties is described in note 2(d). In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

          Income taxes

    The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

  Estimates and Assumptions

  The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the following:

          Valuation of investment properties

    The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair

58 Granite REIT 2016

    value of investment properties may change materially. Refer to note 3 for further information on the estimates and assumptions made by management.

          Fair value of financial instruments

    Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow method. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

          Income taxes

    The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

    The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimate can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

(n)
Future Accounting Policy Changes

  In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments ("IFRS 9") which will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

  In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

Granite REIT 2016 59

  In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associate interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements.

  In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment ("IFRS 2") clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

3.  INVESTMENT PROPERTIES

As at December 31,	2016	2015
Income-Producing Properties	$2,646,292	$2,576,562
Properties and Land Under Development	—	8,651
Land Held For Development	6,803	7,173

	$2,653,095	$2,592,386

Changes in investment properties are shown in the following table:

Years ended December 31,	2016			2015
	Income- Producing Properties	Properties and Land Under Development	Land Held For Development	Income- Producing Properties	Properties and Land Under Development	Land Held For Development
Balance, beginning of year	$2,576,562	$8,651	$7,173	$2,275,220	$31,349	$3,809
Additions
— Capital expenditures:
Maintenance or improvements	2,089	—	—	2,503	—	—
Developments or expansions	8,224	5,826	—	7,576	14,040	—
— Acquisitions	—	—	—	—	—	5,990
— Land under development	—	—	—	—	2,474	(2,474)
— Completed projects	13,685	(13,685)	—	41,382	(41,382)	—
— Leasing commissions	2,058	—	—	2,362	—	—
— Tenant allowances	1,458	—	—	629	—	—
Fair value gains (losses), net	175,924	—	—	74,256	—	(1,174)
Foreign currency translation, net	(89,096)	(792)	(370)	191,960	2,170	1,022
Disposals	(42,014)	—	—	(16,330)	—	—
Amortization of straight-line rent	371	—	—	(444)	—	—
Amortization of tenant allowances	(5,229)	—	—	(5,005)	—	—
Other changes	2,260	—	—	2,453	—	—

Balance, end of year	$2,646,292	$—	$6,803	$2,576,562	$8,651	$7,173

During the year ended December 31, 2016, the Trust disposed of seven income-producing properties located in the United States, Austria and Germany for aggregate gross proceeds of $42.0 million. During the year ended December 31, 2015, the Trust disposed of six income-producing properties located in North America

60 Granite REIT 2016

and Germany for aggregate gross proceeds of $16.3 million. For the year ended December 31, 2016, the Trust incurred a $2.4 million (2015 — $1.4 million) loss on disposal due to the associated selling costs.

On May 26, 2015, the Trust acquired 28 acres of development land in Poland for a purchase price of $6.0 million.

The fair value gains during the years ended December 31, 2016 and 2015, excluding properties sold in the year, were $170.7 million and $72.0 million, respectively.

The Trust determines the fair value of each income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties and land under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined, in which case, they are valued at cost. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the year.

The Trust's internal valuation team consists of individuals knowledgeable and experienced in fair value techniques for investment properties. On a quarterly basis, the fair values of the investment properties are updated by the Trust's internal valuation team for current leasing and market assumptions, utilizing market discount and terminal capitalization rates as provided by independent real estate appraisal firms with representation and expertise in the various jurisdictions in which Granite's investment properties are located. The resulting changes in fair values are analyzed at each reporting date with the internal valuation team presenting a report to senior management that explains the fair value movements. This report and the results of the updated valuations and processes are formally reviewed by and discussed with senior management quarterly. For all investment properties, the current use equates to the highest and best use.

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The table below summarizes the sensitivity of the fair value of investment properties to changes in either the discount rate or terminal capitalization rate:

	Discount Rate		Terminal Capitalization Rate
Rate sensitivity	Fair value	Change in fair value	Fair value	Change in fair value
+50 basis points	$2,562,169	$(90,926)	$2,572,588	$(80,507)
+25 basis points	2,606,900	(46,195)	2,611,475	(41,620)
Base rate	2,653,095	—	2,653,095	—
-25 basis points	2,699,516	46,421	2,697,558	44,463
-50 basis points	2,747,459	94,364	2,745,387	92,292

Granite REIT 2016 61

The key valuation metrics for income-producing properties by country are set out below:

As at December 31,	2016			2015
	Maximum	Minimum	Weighted average(1)	Maximum	Minimum	Weighted average(1)
Canada
Discount rate	8.25%	6.50%	7.17%	8.25%	6.97%	7.76%
Terminal capitalization rate	8.00%	5.75%	6.68%	8.50%	5.75%	7.27%
United States
Discount rate	10.75%	6.25%	7.88%	14.00%	6.75%	8.43%
Terminal capitalization rate	11.25%	5.75%	7.69%	13.00%	6.00%	8.07%
Germany
Discount rate	9.00%	7.00%	8.03%	9.50%	7.00%	8.04%
Terminal capitalization rate	9.50%	5.75%	8.06%	9.50%	6.00%	8.12%
Austria
Discount rate	9.00%	8.00%	8.33%	10.00%	8.25%	8.48%
Terminal capitalization rate	9.50%	8.50%	8.83%	9.50%	8.75%	8.97%
Netherlands
Discount rate	7.50%	6.85%	7.09%	7.50%	7.10%	7.24%
Terminal capitalization rate	7.30%	7.15%	7.23%	7.30%	7.25%	7.28%
Other
Discount rate	10.00%	9.00%	9.69%	10.00%	8.25%	9.64%
Terminal capitalization rate	10.50%	7.35%	9.79%	10.50%	7.75%	9.88%
Total
Discount rate	10.75%	6.25%	7.80%	14.00%	6.75%	8.23%
Terminal capitalization rate	11.25%	5.75%	7.74%	13.00%	5.75%	8.13%
(1)
Weighted based on income-producing property fair value.

Included in investment properties is $11.3 million (December 31, 2015 — $11.6 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 20).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

Not later than 1 year	$217,219
Later than 1 year and not later than 5 years	713,330
Later than 5 years	795,221

$1,725,770

62 Granite REIT 2016

4.  OTHER ASSETS

Other assets consist of:

As at December 31,	2016	2015
Deferred financing costs	$184	$352
Long-term receivables	530	589
Interest rate caps	—	90
Deposits	—	598

	$714	$1,629

5.  UNSECURED DEBENTURES, NET

Unsecured debentures, net, consist of:

		2016		2015
As at December 31,	Maturity Date	Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding
3.788% Debentures	July 5, 2021	$248,979	$250,000	$248,756	$250,000
3.873% Debentures	November 30, 2023	397,789	400,000	—	—
4.613% Debentures	October 2, 2018	—	—	198,901	200,000

		$646,768	$650,000	$447,657	$450,000

(a)
3.788% Debentures

  On July 3, 2014, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly-owned subsidiary of Granite, issued at par $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The unamortized portion of the $1.6 million of expenses incurred in connection with the issuance of the 2021 Debentures is presented as a reduction of the carrying amount of the 2021 Debentures.

  The 2021 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2021 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2021 Debenture, a price equal to which, if the 2021 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 46.0 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of July 5, 2021. Granite also has the option to redeem the 2021 Debentures at par plus any accrued and unpaid interest within 30 days of the maturity date of July 5, 2021.

(b)
3.873% Debentures

  On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the "2023 Debentures") at a nominal premium. Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. The unamortized portion of the $2.2 million of expenses incurred in connection with the issuance of the 2023 Debentures is presented as a reduction of the carrying amount of the 2023 Debentures. The proceeds from the issuance of the 2023 Debentures was primarily used to redeem in full the 4.613% Series 1 senior debentures and repay the outstanding credit facility balance used as bridge financing for the repayment of the mortgage and construction loans (note 6).

Granite REIT 2016 63

  The 2023 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2023 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2023 Debenture, a price equal to which, if the 2023 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 62.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of November 30, 2023. Granite also has the option to redeem the 2023 Debentures at par plus any accrued and unpaid interest within 30 days of the maturity date of November 30, 2023.

(c)
4.613% Debentures

  On October 2, 2013, Granite LP issued at par the 4.613% Series 1 senior debentures (the "2018 Debentures"). The unamortized portion of the $2.0 million of expenses incurred in connection with the issuance of the 2018 Debentures was presented as a reduction of the carrying amount of the 2018 Debentures.

  On December 21, 2016, Granite LP redeemed all of the outstanding 2018 Debentures for an aggregate redemption price of $213.2 million, being the higher of the principal amount, and the Canada Yield Price calculated in accordance with the trust indenture governing the 2018 Debentures, together in each case with accrued and unpaid interest to December 21, 2016 of $2.0 million. For the year ended December 31, 2016, the Trust recorded costs on the early redemption of the 2018 Debentures of $11.9 million which included a redemption premium of $11.2 million and $0.7 million of accelerated amortization of issuance costs related to the 2018 Debentures.

  The 2021 Debentures and 2023 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

(d)
Cross Currency Interest Rate Swaps

  Cross currency interest rate swaps consist of:

As at December 31,	2016	2015
Financial liability
2021 Cross Currency Interest Rate Swap — fair value	$443	$9,893
2023 Cross Currency Interest Rate Swap — fair value	10,198	—
2018 Cross Currency Interest Rate Swap — fair value	—	15,359

	$10,641	$25,252

  On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the 2021 Debentures for euro denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €171.9 million for $250.0 million on July 5, 2021.

  On December 20, 2016, the Trust entered into a cross currency interest rate swap (the "2023 Cross Currency Interest Rate Swap") to exchange the 3.873% interest payments from the 2023 Debentures for euro denominated payments at a 2.43% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €281.1 million for $400.0 million on November 30, 2023.

  On October 7, 2013, the Trust entered into a cross currency interest rate swap (the "2018 Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and 4.613% interest payments from the 2018 Debentures for €142.3 million and euro denominated interest payments at a 3.56% interest rate. Due to the early redemption of the 2018 Debentures, on December 15, 2016, the Trust settled the 2018 Cross Currency Interest Rate Swap with a payment of $1.2 million that included $1.7 million related to the fair value of the principal proceeds less $0.5 million of interest rate savings.

  The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the year ended

64 Granite REIT 2016

  December 31, 2016, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the fair value gains or losses on the cross currency interest rate swaps are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the statement of income.

6.  SECURED LONG-TERM DEBT

Secured long-term debt consists of:

As at December 31,			2016		2015
	Maturity Date	Interest Rate	US $ Outstanding	Cdn $ Outstanding	US $ Outstanding(1)	Cdn $ Outstanding(1)
Mortgage payable	June 10, 2017	LIBOR + 2.50%	$—	$—	$23,327	$32,285
Mortgage payable	May 10, 2018	LIBOR + 2.50%	—	—	12,059	16,690
Construction loan	July 25, 2017	LIBOR + 2.25%	—	—	14,272	19,752
Construction loan	June 20, 2017	LIBOR + 2.25%	—	—	20,422	28,264

			$—	$—	$70,080	$96,991
Less: due within one year			—	—	15,082	20,874

			$—	$—	$54,998	$76,117

(1)
The amounts outstanding are net of transaction costs.

Concurrent with the acquisition of the non-controlling interests in November 2016 (note 11), the outstanding mortgages and construction loans totaling $105.4 million (US$ 78.5 million) were repaid.

7.  OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of:

As at December 31,	2016	2015
Tenant allowance payable	$7,777	$7,598
Contingent consideration	—	5,286

	$7,777	$12,884

The tenant allowance payable of €6.0 million is due in January 2018 and relates to a lease extension at the Eurostar facility in Graz, Austria. This payable of €6.0 million was discounted and is being accreted to its face value through a charge to interest expense.

Contingent consideration was recognized in connection with acquisitions completed in 2013. The fair value of the contingent consideration was estimated using an income approach and was dependent upon achieving certain predetermined returns over a five year period. This amount was dependent upon a number of assumptions, including the fair value of the properties acquired, which were subject to change over the years to the date of payment. During 2016, with the properties fully leased and given recent increases in the fair value of the properties acquired, the contingent consideration obligation was increased by $3.5 million to reflect these changes in the valuation assumptions (note 13(d)). For a description of the valuation process used to determine the fair value of the properties, refer to note 3. Concurrent with the acquisition of the non-controlling interests in November 2016 (note 11), the contingent consideration recognized of $8.8 million (US$ 6.6 million) was paid.

Granite REIT 2016 65

8.  BANK INDEBTEDNESS

Effective December 11, 2014, Granite LP entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Credit Facility"). Subsequent to December 31, 2016, Granite LP, with the agreement of its lenders, extended the maturity date by one year to February 1, 2019 from February 1, 2018. The Credit Facility provides Granite LP with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. The Credit Facility is guaranteed by Granite REIT and Granite GP. Interest on drawn amounts is calculated based on an applicable margin determined by the Trust's external credit rating. Based on the current credit rating, Granite LP would be subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or euro currency rate) depending on the currency Granite LP borrows in plus an applicable margin of up to 1.45%. At December 31, 2016, Granite LP had $0.2 million (2015 — $0.6 million) in letters of credit issued against the Credit Facility and no amounts drawn (2015 — $19.4 million (US$ 14.0 million)) from the Credit Facility.

9.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at December 31,	2016	2015
Accounts payable	$5,660	$4,601
Accrued salaries, incentives and severance	5,161	6,555
Accrued interest payable	5,201	7,128
Accrued construction payable	1,922	5,158
Accrued professional fees	2,283	2,487
Accrued employee unit-based compensation	1,474	2,451
Accrued trustee/director unit-based compensation	6,568	5,204
Other accrued liabilities	3,196	5,431

	$31,465	$39,015

10.  INCOME TAXES

(a)
The major components of the income tax expense are:
Years ended December 31,	2016	2015
Current income tax:
Current taxes	$7,873	$5,914
Current taxes referring to previous periods	(1,686)	(2,053)
Withholding taxes and other	694	—

	6,881	3,861

Deferred income tax:
Origination and reversal of temporary differences	39,774	33,242
Impact of changes in tax rates	(55)	—
Withholding taxes on profits of subsidiaries	120	(396)
Other	905	(551)

	40,744	32,295

Income tax expense	$47,625	$36,156

66 Granite REIT 2016

  For the year ended December 31, 2016, current income tax expense includes a $2.3 million expense associated with the disposition of properties in Germany and the United States and a $1.0 million recovery associated with the disposition of a property in Austria. For the year ended December 31, 2015, current income tax expense included $0.3 million related to the liquidation of the Mexican operation and $0.7 million arising from the disposition of two properties in the United States.

(b)
The effective income tax rate reported in the combined statements of income varies from the Canadian statutory rate for the following reasons:
Years ended December 31,	2016	2015
Income before income taxes	$328,317	$231,696

Expected income taxes at the Canadian statutory tax rate of 26.5% (2015 — 26.5%)	$87,004	$61,399
Income distributed and taxable to unitholders	(53,039)	(26,538)
Net foreign rate differentials	9,152	3,082
Net change in provisions for uncertain tax positions	825	(396)
Net permanent differences	2,229	(1,025)
Net effect of change in tax rates	(55)	—
Withholding taxes and other items	1,509	(366)

Income tax expense	$47,625	$36,156

(c)
Deferred tax assets and liabilities consist of temporary differences related to the following:

As at December 31,	2016	2015
Deferred tax assets:
Investment properties	$1,249	$1,439
Eligible capital expenditures	2,822	3,035
Other	2,328	3,302

Total deferred tax assets	6,399	7,776

Deferred tax liabilities:
Investment properties	237,159	207,494
Withholding tax on undistributed subsidiary profits	1,092	1,029
Other	—	(557)

Total deferred tax liabilities	$238,251	$207,966

(d)
Changes in the net deferred tax liabilities consist of the following:

Years ended December 31,	2016	2015
Balance, beginning of year	$200,190	$148,502
Deferred tax expense recognized in net income	40,744	32,295
Foreign currency translation of deferred tax balances	(9,082)	19,393

	$231,852	$200,190

(e)
Net cash payments of income taxes amounted to a refund of $0.2 million for the year ended December 31, 2016 (2015 — $5.9 million cash payment) which included $0.7 million of withholding taxes paid (2015 — $0.4 million).

(f)
The Trust conducts operations in a number of countries with varying statutory rates of taxation. Judgment is required in the estimation of income taxes and deferred income tax assets and liabilities in each of the Trust's operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that deferred income tax assets will be realized and, based on

Granite REIT 2016 67

  all the available evidence, determining if a provision is required on all or a portion of such deferred income tax assets. The Trust reports a liability for uncertain tax positions ("unrecognized tax benefits") taken or expected to be taken in a tax return. The Trust recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

  As at December 31, 2016, the Trust had $10.1 million (2015 — $11.9 million) of unrecognized income tax benefits, (including $0.2 million (2015 — $0.2 million) related to accrued interest and penalties), all of which could ultimately reduce the Trust's effective tax rate should these tax benefits become recognized. The Trust believes that it has adequately provided for reasonably foreseeable outcomes related to the tax examinations and that any resolution will not have a material effect on the combined financial position, results of operations or cash flows. However, the Trust cannot predict with any level of certainty the exact nature of any future possible outcome.

  A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

As at December 31,	2016	2015
Unrecognized tax benefits balance, beginning of year	$11,883	$13,882
Decreases for tax positions of prior years	(3,066)	(4,041)
Increases for tax positions of current year	1,979	1,188
Foreign currency impact	(653)	854

Unrecognized tax benefits balance, end of year	$10,143	$11,883

  It is reasonably possible that the gross unrecognized tax benefits, as of December 31, 2016, could decrease in the next 12 months. The quantum of the decrease could range between a nominal amount and $1.9 million (2015 — a nominal amount and $6.3 million) and relates primarily to tax years becoming statute barred for purposes of future tax examinations by local taxing authorities and the outcome of current tax examinations. For the year ended December 31, 2016, $0.1 million of interest and penalties was recorded (2015 — $0.1 million) as part of the provision for income taxes in the combined statements of income.

  As at December 31, 2016, the following tax years remained subject to examination by the major tax jurisdictions:

Major Jurisdictions
Canada	2012 through 2016
United States	2013 through 2016
Mexico	2010 through 2016
Austria	2013 through 2016
Germany	2012 through 2016
Netherlands	2013 through 2016

  As at December 31, 2016, the Trust had approximately $351.6 million of Canadian capital loss carryforwards that do not expire and other losses and deductible temporary differences in various tax jurisdictions of approximately $19.4 million. The Trust believes it is not probable that these tax assets can be realized; and accordingly, no related deferred tax asset was recognized at December 31, 2016.

11.  EQUITY

Non-Controlling Interests

On November 17, 2016, the Trust acquired the remaining 10% interest in DGI LS, LLC, DGI Berks, LP and DGI Shepherdsville, LLC as well as the remaining 5% interest in DGI Portland, LLC for cash consideration totaling $12.1 million (US$ 9.0 million) which resulted in a 100% ownership interest in each of these subsidiaries.

68 Granite REIT 2016

A change in the Trust's ownership interest in a subsidiary that does not result in a loss of control is recorded as an equity transaction. As a result of the above mentioned acquisitions, $3.3 million (US$ 2.4 million) was recorded in Deficit, representing the difference between the total consideration paid of $12.1 million (US$ 9.0 million) and the $8.8 million (US$ 6.6 million) carrying value of the non-controlling interests which were derecognized on November 17, 2016.

Stapled Unitholders' Equity

(a)
Stapled Units

  The stapled units consist of one unit of Granite REIT and one common share of Granite GP. Granite REIT is authorized to issue an unlimited number of units. Granite GP's authorized share capital consists of an unlimited number of common shares without par value. Each stapled unit is entitled to distributions and/or dividends in the case of Granite GP as and when declared and, in the event of termination of Granite REIT and Granite GP, to the net assets of Granite REIT and Granite GP remaining after satisfaction of all liabilities.

(b)
Unit-based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan (the "Option Plan") allows for the grant of stock options or appreciation rights to directors, officers, employees and consultants. Options expire on the 10th anniversary of the date of grant, subject to earlier cancellation from events specified in each recipient's option agreement. No options have been granted since August 2010.

  A reconciliation of the changes in the options outstanding is presented below:

	2016		2015
	Number (000s)	Weighted Average Exercise Price	Number (000s)		Weighted Average Exercise Price
Options outstanding, January 1	50	$32.21	50		$32.21
Exercised	(50)	32.21	—		—

Options outstanding and exercisable, December 31	—	$—	50	(1)	$32.21

(1)
Outstanding and exercisable options were issued in 2007.

  Director/Trustee Deferred Share Unit Plan

  Effective November 3, 2003, Granite Co. established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each non-employee director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. In connection with the REIT conversion (note 1), effective January 3, 2013, the DSP was amended to entitle the holder to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit of the Trust. In addition, effective January 3, 2013, a new deferred share unit plan (the "new DSP") was established by Granite GP whereby each non-employee director/trustee is entitled to receive a portion of their annual retainer (and to elect to receive up to 100% of their annual remuneration) as deferred share units, which entitles them to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit.

  The amounts deferred under the DSP and new DSP plans are reflected by notional deferred share units ("DSUs") whose value at the time that the particular payment to the director is determined reflects the fair market value of the Granite Co. preferred shares. The value of a DSU thus appreciates or depreciates with changes in the market price of the stapled units. The DSP and new DSP also provide for the accrual of notional distribution equivalents on any distributions paid on the stapled units. Under the DSP and new

Granite REIT 2016 69

  DSP, when a director or trustee leaves the Board, the director or trustee receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP and new DSP for directors or trustees to receive stapled units in exchange for DSUs.

  A reconciliation of the changes in the DSUs outstanding is presented below:

	2016		2015
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	135	$35.51	110	$34.45
Granted	28	40.27	25	40.20
Settled	(16)	44.44	—	—

DSUs outstanding, December 31	147	$35.43	135	$35.51

  Executive Deferred Stapled Unit Plan

  The Executive Share Unit Plan (the "Stapled Unit Plan") is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the "Participants"). The maximum number of stapled units which may be issued pursuant to the Stapled Unit Plan is 1.0 million. The Stapled Unit Plan entitles a Participant to receive a stapled unit or a cash payment equal to the market value of the stapled unit, which on any date is the volume weighted average trading price of a stapled unit on the Toronto Stock Exchange or New York Stock Exchange over the preceding five trading days. The form of redemption of the stapled units is determined by the Compensation Committee and is not at the option of the Participant. Vesting conditions in respect of a grant are determined by the Compensation Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of stapled units. The Stapled Unit Plan also provides for the accrual of distribution equivalent amounts based on distributions paid on the stapled units. Stapled units are, unless otherwise agreed or otherwise required by the Stapled Unit Plan, settled within 60 days following vesting.

  A reconciliation of the changes in stapled units outstanding is presented below:

	2016		2015
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Stapled units outstanding, January 1	72	$41.03	97	$38.19
New grants	67	40.61	34	42.40
Forfeited(1)	—	37.33	(59)	37.16
Settled(2)	(57)	38.24	—	39.01

Stapled units outstanding, December 31	82	$42.34	72	$41.03

(1)
198 stapled units were forfeited during the three month period ended March 31, 2016.

(2)
57 thousand stapled units (2015 — 37 stapled units) were settled and included fractional units settled in cash during the three month period ended March 31, 2016.

  At December 31, 2016, unrecognized compensation cost related to the Stapled Unit Plan was $2.1 million, which will be amortized over the weighted average remaining requisite service period of approximately one year.

70 Granite REIT 2016

  The Trust's unit-based compensation expense (recovery) recognized in general and administrative expenses was:

Years ended December 31,	2016	2015
DSP for trustees/directors	$2,078	$572
Stapled Unit Plan for employees	1,330	(648)
Option Plan	274	(13)

Unit-based compensation expense (recovery)	$3,682	$(89)

Adjustments to fair value included in the above	$1,361	$(815)

  Included in the unit-based compensation recovery of $0.7 million pertaining to the Stapled Unit Plan for the year ended December 31, 2015 is a $1.7 million recovery associated with the surrender of stapled units.

(c)
Accumulated Other Comprehensive Income

  Accumulated other comprehensive income consists of the following:

As at December 31,	2016	2015
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$167,684	$247,612
Losses on derivatives designated as net investment hedges	(13,950)	(27,112)

	$153,734	$220,500

(1)
Includes foreign currency translation gains from non-derivative financial instruments designated as net investment hedges.

(d)
Normal Course Issuer Bid

  On April 20, 2016, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 3,647,837 of Granite's issued and outstanding stapled units. The NCIB commenced on April 26, 2016 and will conclude on the earlier of the date on which purchases under the bid have been completed and April 25, 2017. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,386 stapled units, subject to certain exceptions. As at December 31, 2016, the Trust has not made purchases of its stapled units under the NCIB.

12.  DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the year ended December 31, 2016 were $114.3 million (2015 — $108.3 million) or $2.43 per stapled unit (2015 — $2.30 per stapled unit). Distributions payable at December 31, 2016 of $10.2 million, representing the December 2016 distribution, were paid on January 16, 2017. The distribution declared in January 2017 in the amount of $10.2 million was paid on February 15, 2017 and the distribution declared in February 2017 will be paid on March 15, 2017.

Granite REIT 2016 71

13.  COSTS AND EXPENSES (INCOME)

(a)
Property operating costs consist of:
Years ended December 31,	2016	2015
Non-recoverable from tenants:
Property taxes and utilities	$747	$794
Legal	348	827
Consulting	482	477
Environmental and appraisals	477	403
Repairs and maintenance	465	782
Ground rents	628	603
Other	660	511

	3,807	4,397

Recoverable from tenants:
Property taxes and utilities	2,209	1,516
Repairs and maintenance	531	355
Property management fees	592	478
Other	499	316

	3,831	2,665

Property operating costs	$7,638	$7,062

(b)
General and administrative expenses consist of:

Years ended December 31,	2016	2015
Salaries, benefits and severance	$13,332	$16,793
Audit, legal and consulting	4,807	4,964
Trustee/director fees and related expenses	1,673	2,547
Unit-based compensation including distributions and revaluations	2,921	(819)
Other	5,227	4,832

	$27,960	$28,317

(c)
Interest expense and other financing costs, net consist of:
Years ended December 31,	2016	2015
Interest and amortized issuance costs relating to debentures	$14,800	$14,333
Interest on mortgages payable and construction loans	3,057	2,493
Amortization of deferred financing costs	193	196
Other interest and accretion charges	1,946	2,095

	19,996	19,117
Capitalized interest	(91)	(85)
Interest income	(318)	(286)

	$19,587	$18,746

72 Granite REIT 2016

(d)
Fair value losses (gains) on financial instruments consist of:
Years ended December 31,	2016	2015
Foreign exchange forward contracts, net	$(2,394)	$1,445
Interest rate caps	79	315
Contingent consideration (note 7)	3,465	—

	$1,150	$1,760

14.  SEGMENTED DISCLOSURE INFORMATION

The Trust has one reportable segment — the ownership and rental of industrial real estate as determined by the information reviewed by the chief operating decision maker who is the Chief Executive Officer. The following tables present certain information with respect to geographic segmentation:

Revenues

Years ended December 31,	2016	2015
Canada	$62,733	$63,939
United States	63,515	57,177
Austria	60,285	57,778
Germany	23,091	24,362
Netherlands	9,515	9,234
Other Europe	4,262	3,809

	$223,401	$216,299

For the year ended December 31, 2016, revenues from Magna were approximately 78% (2015 — 81%) of the Trust's total revenues.

Investment properties

As at December 31,	2016	2015
Canada	$763,701	$671,441
United States	779,196	739,387
Austria	699,001	735,885
Germany	242,467	272,237
Netherlands	118,123	125,125
Other Europe	50,607	48,311

	$2,653,095	$2,592,386

Granite REIT 2016 73

15.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:
Years ended December 31,	2016	2015
Straight-line rent adjustment	$4,865	$5,456
Unit-based compensation expense (recovery)	3,682	(89)
Fair value gains on investment properties	(175,924)	(73,082)
Depreciation and amortization	707	720
Fair value losses on financial instruments	1,150	1,760
Loss on sale of investment properties	2,420	1,413
Amortization of issuance costs relating to debentures	1,749	841
Amortization of deferred financing costs	193	196
Deferred income taxes	40,744	32,295
Other	(1,450)	(1,680)

	$(121,864)	$(32,170)

(b)
Changes in working capital balances are shown in the following table:
Years ended December 31,	2016	2015
Accounts receivable	$2,723	$(1,458)
Prepaid expenses and other	333	92
Accounts payable and accrued liabilities	(2,448)	1,438
Deferred revenue	(1,376)	1,293
Restricted cash	727	(700)

	$(41)	$665

(c)
Non-cash financing activities

  During the year ended December 31, 2016, 56 thousand stapled units (2015 — less than one thousand stapled units) with a value of $2.1 million (2015 — less than $0.1 million) were issued under the Stapled Unit Plan.

(d)
Disposal of Mexican property portfolio in June 2014

  During the year ended December 31, 2015, Granite paid $7.7 million of current income tax installments associated with the taxable gain arising on the sale of the portfolio of Mexican properties in June 2014. As the Mexican properties represented a significant geographical area of operations, the Trust retroactively presented the Mexican portfolio as discontinued operations in prior financial statements.

(e)
Cash and cash equivalents consists of:
Years ended December 31,	2016	2015
Cash	$109,414	$64,473
Short-term deposits	136,801	54,682

	$246,215	$119,155

74 Granite REIT 2016

16.  FAIR VALUE AND RISK MANAGEMENT

(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2016:

	Fair value through profit or loss		Loans and receivables / other financial liabilities			Total	Total
Measurement basis	Fair value		Amortized cost		Fair value	Carrying Value	Fair Value
Financial assets
Other assets	$—		$530	(1)	$530	$530	$530
Accounts receivable	—		1,066		1,066	1,066	1,066
Prepaid expenses and other	1,486	(2)	—		—	1,486	1,486
Restricted cash	—		563		563	563	563
Cash and cash equivalents	—		246,215		246,215	246,215	246,215

	$1,486		$248,374		$248,374	$249,860	$249,860

Financial liabilities
Unsecured debentures, net	$—		$646,768		$658,325	$646,768	$658,325
Cross currency interest rate swaps	10,641		—		—	10,641	10,641
Other non-current liability	7,777		—		—	7,777	7,777
Accounts payable and accrued liabilities	—		31,465		31,465	31,465	31,465
Distributions payable	—		10,226		10,226	10,226	10,226

	$18,418		$688,459		$700,016	$706,877	$718,434

  (1)
  Long-term receivables included in other assets.

  (2)
  Foreign exchange forward contracts included in prepaid expenses.

Granite REIT 2016 75

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2015:

	Fair value through profit or loss		Loans and receivables / other financial liabilities
						Total
							Total
			Amortized cost			Carrying Value
Measurement basis	Fair value				Fair value		Fair Value
Financial assets
Other assets	$90	(3)	$589	(4)	$589	$679	$679
Accounts receivable	—		3,849		3,849	3,849	3,849
Prepaid expenses and other	24	(5)	—		—	24	24
Restricted cash	—		1,336		1,336	1,336	1,336
Cash and cash equivalents	—		119,155		119,155	119,155	119,155

	$114		$124,929		$124,929	$125,043	$125,043

Financial liabilities
Unsecured debentures, net	$—		$447,657		$467,255	$447,657	$467,255
Cross currency interest rate swaps	25,252		—		—	25,252	25,252
Secured long-term debt	—		96,991		96,991	96,991	96,991
Other non-current liabilities	12,884		—		—	12,884	12,884
Bank indebtedness	—		19,376		19,376	19,376	19,376
Accounts payable and accrued liabilities	932	(6)	38,083		38,083	39,015	39,015
Distributions payable	—		9,027		9,027	9,027	9,027

	$39,068		$611,134		$630,732	$650,202	$669,800

  (3)
  Interest rate caps included in other assets.

  (4)
  Long-term receivables included in other assets.

  (5)
  Foreign exchange forward contracts included in prepaid expenses.

  (6)
  Foreign exchange forward contracts included in accounts payable and accrued liabilities.

  The fair values of the Trust's accounts receivable, cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair values of other non-current liabilities approximates the carrying value as they are revalued at each reporting date. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the cross currency interest rate swaps are determined using market inputs quoted by their counterparties.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. At December 31, 2016, the Trust held 13 outstanding foreign exchange forward contracts (December 31, 2015 — nine contracts outstanding). The foreign exchange contracts are comprised of nine contracts to purchase $28.8 million and sell €19.5 million, three contracts to purchase US$  11.2 million and sell €10.5 million and one contract to purchase US$  8.0 million and sell $10.6 million. For the year ended December 31, 2016, the Trust recorded a net fair value gain of $2.4 million (2015 — net fair value loss of $1.4 million) on these outstanding foreign exchange forward contracts (note 13(d)).

  During the year ended December 31, 2016, the Trust repaid the mortgages outstanding and terminated the interest rate caps used to hedge the interest rate risk associated with these mortgages (note 6). The interest rate caps had not been designated and the Trust did not employ hedge accounting for these instruments.

76 Granite REIT 2016

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at December 31, 2016	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,653,095
Foreign exchange forward contracts included in prepaid expenses and other	—	1,486	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	658,325	—	—
Cross currency interest rate swaps	—	10,641	—
Other non-current liability	—	—	7,777

Net assets (liabilities) measured at fair value	$(658,325)	$(9,155)	$2,645,318

As at December 31, 2015	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,592,386
Interest rate caps included in other assets	—	90	—
Foreign exchange forward contracts included in prepaid expenses and other	—	24	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	467,255	—	—
Cross currency interest rate swaps	—	25,252	—
Other non-current liabilities	—	—	12,884
Secured long-term debt	—	96,991	—
Bank indebtedness	—	19,376	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	932	—

Net assets (liabilities) measured at fair value	$(467,255)	$(142,437)	$2,579,502

Granite REIT 2016 77

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the years ended December 31, 2016 and 2015, there were no transfers between the levels.

  Refer to note 3, Investment Properties, for a description of the valuation techniques and inputs used in the fair value measurement and for a reconciliation of the fair value measurements of investment properties in Level 3. Refer to note 7, Other Non-Current Liabilities, for a description of the valuation techniques used in the fair value measurement of non-current liabilities in Level 3.

(c)
Risk Management

  The main risks arising from the Trust's financial instruments are credit, interest rate, foreign exchange and liquidity risks. The Trust's approach to managing these risks is summarized below:

  (i)
  Credit risk

    The Trust's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

    Cash and cash equivalents include short-term investments, such as commercial paper, which are invested in governments, financial institutions and corporations with a minimum credit rating of BBB (based on Standard & Poor's ("S&P") rating scale) or A3 (based on Moody's Investor Services' ("Moody's") rating scale). Concentration of credit risk is further reduced by limiting the amount that is invested in any one government, financial institution or corporation.

    Magna accounts for approximately 78% of the Trust's rental revenue. Although its operating subsidiaries are not individually rated, Magna International Inc. has an investment grade credit rating from Moody's, S&P and Dominion Bond Rating Service which mitigates the Trust's credit risk. Substantially all of the Trust's accounts receivable are collected within 30 days. The balance of accounts receivable past due is not significant.

  (ii)
  Interest rate risk

    As at December 31, 2016, the Trust's exposure to interest rate risk is limited. All of the Trust's debt consists of fixed rate debt in the form of the 2021 Debentures and the 2023 Debentures. These debentures, after taking into account the related cross currency interest rate swaps, have effective fixed interest rates of 2.68% and 2.43%, respectively. As a result, none of the Trust's debt is exposed to variable interest rate risk.

  (iii)
  Foreign exchange risk

    As at December 31, 2016, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At December 31, 2016, the Trust's foreign currency denominated net assets are $1.4 billion primarily in US dollars and euros. A 1% change in the US dollar and euro exchange rates relative to the Canadian dollar will result in a gain or loss of approximately $5.0 million and $8.9 million, respectively, to comprehensive income.

    Granite generates rental income that is not all denominated in Canadian dollars. Since the financial results are reported in Canadian dollars, the Trust is subject to foreign currency fluctuations that could, from time to time, have an impact on the operating results. For the year ended December 31,

78 Granite REIT 2016

    2016, a 1% change in the US dollar and euro exchange rates relative to the Canadian dollar would have impacted rental income and tenant recoveries by approximately $0.6 million and $1.0 million, respectively.

    For the year ended December 31, 2016, the Trust designated its cross currency interest rate swaps relating to the $650.0 million of unsecured debentures as hedges of its net investment in the European operations (note 5(d)).

  (iv)
  Liquidity risk

    Liquidity risk is the risk the Trust will encounter difficulties in meeting its financial obligations as they become due. The Trust may also be subject to the risks associated with debt financing, including the risks that the 2021 Debentures, 2023 Debentures and Credit Facility may not be able to be refinanced. The Trust's objectives in minimizing liquidity risk are to maintain prudent levels of leverage on its investment properties, staggering its debt maturity profile and maintaining investment grade credit ratings. In addition, the Declaration of Trust establishes certain debt ratio limits.

  The contractual maturities of the Trust's financial liabilities are summarized below:

(in thousands)		Payments due by year
As at December 31, 2016
	Total	2017	2018	2019	2020	2021	Thereafter
Unsecured debentures	$650,000	$—	$—	$—	$—	$250,000	$400,000
Cross currency interest rate swaps	10,641	—	—	—	—	443	10,198
Interest payments(1):
Unsecured debentures, net of cross currency interest rate swap savings	99,126	15,554	16,088	16,088	16,088	16,088	19,220
Tenant allowance payable	8,501	—	8,501	—	—	—	—
Accounts payable and accrued liabilities	31,465	30,851	531	83	—	—	—
Distributions payable	10,226	10,226	—	—	—	—	—

	$809,959	$56,631	$25,120	$16,171	$16,088	$266,531	$429,418

  (1)
  Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates.

17.  CAPITAL MANAGEMENT

The Trust's capital structure comprises the total of the stapled unitholders' equity and consolidated debt. The total managed capital of the Trust is summarized below:

As at December 31,	2016	2015
Unsecured debentures, net	$646,768	$447,657
Cross currency interest rate swaps	10,641	25,252
Secured long-term debt	—	96,991
Bank indebtedness	—	19,376

Total debt	657,409	589,276
Stapled unitholders' equity	1,948,207	1,849,031

Total managed capital	$2,605,616	$2,438,307

Granite REIT 2016 79

The Trust manages, monitors and adjusts its capital balances in response to the availability of capital, economic conditions and investment opportunities with the following objectives in mind:

  •
  Compliance with investment and debt restrictions pursuant to the Declaration of Trust;

  •
  Compliance with existing debt covenants;

  •
  Maintaining investment grade credit ratings;

  •
  Supporting the Trust's business strategies including: ongoing operations, property development and acquisitions;

  •
  Generating stable and growing cash distributions; and

  •
  Building long-term unitholder value.

The Declaration of Trust contains certain provisions with respect to capital management which include:

  •
  The Trust shall not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the Trust would be more than 65% of the Gross Book Value (as defined in the Declaration of Trust); and

  •
  The Trust shall not invest in raw land for development, except for (i) existing properties with additional development, (ii) the purpose of renovating or expanding existing properties or (iii) the development of new properties, provided that the aggregate cost of the investments of the Trust in raw land, after giving effect to the proposed investment, will not exceed 15% of Gross Book Value.

At December 31, 2016, the Trust's consolidated debt consists of the 2021 Debentures and the 2023 Debentures which have various financial covenants. These covenants are defined within the trust indenture and include a total indebtedness ratio, an interest coverage ratio, an unencumbered asset ratio and a minimum equity threshold. The Trust monitors these provisions and covenants and was in compliance with their respective requirements as at December 31, 2016.

Distributions are made at the discretion of the Board of Trustees (the "Board"). However, Granite REIT intends to distribute each year all of its taxable income as calculated in accordance with the Income Tax Act. For the fiscal year 2016, the Trust provided to its unitholders a monthly distribution of $0.192 per stapled unit for January and February, a monthly distribution of $0.203 per stapled unit from March to November and a monthly distribution of $0.217 per stapled unit for the month of December. The Board determined these distribution levels having considered, among other factors, estimated 2016 and 2017 cash generated from operations and capital requirements, the alignment of its current and targeted payout ratios with the Trust's strategic objectives and compliance with the above noted provisions and financial covenants.

18.  RELATED PARTY TRANSACTIONS

For the year ended December 31, 2016, key management personnel include the Trustees/Directors, the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer. For the year ended December 31, 2015, key management personnel included the Trustees/Directors, the Interim Chief Executive Officer and Chief Financial Officer and the former Chief Executive Officer. Information with respect to the Trustees'/Directors' fees is included in notes 11(b) and 13(b).The compensation paid or payable to the Trust's key management personnel as noted above for services was as follows:

Years ended December 31,	2016	2015
Salaries, incentives, short-term benefits and severance	$2,645	$4,857
Unit-based compensation expense (recovery) including fair value adjustments	761	(1,496)

	$3,406	$3,361

For the year ended December 31, 2015, salaries, incentives, short-term benefits and severance included $3.5 million of severance expense associated with the departure of Granite's former Chief Executive Officer.

80 Granite REIT 2016

Accounts payable and accrued liabilities at December 31, 2016 included $0.4 million (December 31, 2015 — $2.1 million) of the remaining severance payable. For the year ended December 31, 2015, included in the unit-based compensation recovery of $1.5 million was a $1.7 million recovery from the surrender of the former Chief Executive Officer's stapled units.

19.  COMBINED FINANCIAL INFORMATION

The combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the combined financial statements:

Balance Sheet	As at December 31, 2016
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,653,095			$2,653,095
Investment in Granite LP	—	8	(8)	—
Other non-current assets	7,888			7,888

	2,660,983	8	(8)	2,660,983
Current assets:
Other current assets	4,392	52		4,444
Intercompany receivable(1)	—	8,029	(8,029)	—
Cash and cash equivalents	246,182	33		246,215

Total assets	$2,911,557	8,122	(8,037)	$2,911,642

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$646,768			$646,768
Other non-current liabilities	256,669			256,669

	903,437			903,437
Current liabilities:
Intercompany payable(1)	8,029		(8,029)	—
Other current liabilities	50,355	8,114		58,469

Total liabilities	961,821	8,114	(8,029)	961,906

Equity:
Stapled unitholders' equity	1,948,199	8		1,948,207
Non-controlling interests	1,537		(8)	1,529

Total liabilities and equity	$2,911,557	8,122	(8,037)	$2,911,642

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

Granite REIT 2016 81

Balance Sheet	As at December 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,592,386			$2,592,386
Investment in Granite LP	—	5	(5)	—
Other non-current assets	10,602			10,602

	2,602,988	5	(5)	2,602,988
Current assets:
Other current assets	9,645	49		9,694
Intercompany receivable(1)	—	8,910	(8,910)	—
Cash and cash equivalents	119,000	155		119,155

Total assets	$2,731,633	9,119	(8,915)	$2,731,837

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$447,657			$447,657
Other non-current liabilities	322,219			322,219

	769,876			769,876
Current liabilities:
Bank indebtedness	19,376			19,376
Intercompany payable(1)	8,910		(8,910)	—
Other current liabilities	74,684	9,114		83,798

Total liabilities	872,846	9,114	(8,910)	873,050

Equity:
Stapled unitholders' equity	1,849,026	5		1,849,031
Non-controlling interests	9,761		(5)	9,756

Total liabilities and equity	$2,731,633	9,119	(8,915)	$2,731,837

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

82 Granite REIT 2016

Income Statement	Year Ended December 31, 2016
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$223,401			$223,401
General and administrative expenses	27,960			27,960
Interest expense and other financing costs, net	19,587			19,587
Early redemption costs of unsecured debentures	11,920			11,920
Other costs and expenses, net	7,971			7,971
Share of (income) loss of Granite LP	—	(3)	3	—
Fair value gains on investment properties, net	(175,924)			(175,924)
Fair value losses on financial instruments	1,150			1,150
Loss on sale of investment properties	2,420			2,420

Income before income taxes	328,317	3	(3)	328,317
Income tax expense	47,625			47,625

Net income	280,692	3	(3)	280,692

Less net income attributable to non-controlling interests	1,370		(3)	1,367

Net income attributable to stapled unitholders	$279,322	3	—	$279,325

Income Statement	Year Ended December 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$216,299			$216,299
General and administrative expenses	28,317			28,317
Interest expense and other financing costs, net	18,746			18,746
Other costs and expenses, net	7,449			7,449
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(73,082)			(73,082)
Fair value losses on financial instruments	1,760			1,760
Loss on sale of investment properties	1,413			1,413

Income before income taxes	231,696	2	(2)	231,696
Income tax expense	36,156			36,156

Net income	195,540	2	(2)	195,540

Less net income attributable to non-controlling interests	2,208		(2)	2,206

Net income attributable to stapled unitholders	$193,332	2	—	$193,334

Granite REIT 2016 83

Statement of Cash Flows	Year Ended December 31, 2016
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$280,692	3	(3)	$280,692
Items not involving current cash flows	(121,864)	(3)	3	(121,864)
Changes in working capital balances	81	(122)	—	(41)
Other operating activities	1,204			1,204

Cash provided by (used in) operating activities	160,113	(122)	—	159,991

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(2,063)			(2,063)
— Developments or expansions	(17,221)			(17,221)
Other investing activities	31,063			31,063

Cash provided by investing activities	11,779	—	—	11,779

FINANCING ACTIVITIES
Distributions paid	(113,095)			(113,095)
Other financing activities	73,134			73,134

Cash used in financing activities	(39,961)	—	—	(39,961)

Effect of exchange rate changes	(4,749)			(4,749)

Net increase (decrease) in cash and cash equivalents during the year	$127,182	(122)	—	$127,060

84 Granite REIT 2016

Statement of Cash Flows	Year Ended December 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$195,540	2	(2)	$195,540
Items not involving current cash flows	(32,170)	(2)	2	(32,170)
Changes in working capital balances	583	82		665
Other operating activities	(4,191)			(4,191)

Cash provided by operating activities	159,762	82	—	159,844

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(2,332)			(2,332)
— Developments or expansions	(24,238)			(24,238)
Acquisition of development land	(5,990)			(5,990)
Other investing activities	19,498			19,498
Cash provided by investing activities from discontinued operations	(7,725)			(7,725)

Cash used in investing activities	(20,787)	—	—	(20,787)

FINANCING ACTIVITIES
Distributions paid	(108,327)			(108,327)
Other financing activities	(35,631)			(35,631)

Cash used in financing activities	(143,958)	—	—	(143,958)

Effect of exchange rate changes	7,823			7,823

Net increase in cash and cash equivalents during the year	$2,840	82	—	$2,922

Granite REIT 2016 85

20.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

(b)
At December 31, 2016, the Trust's contractual commitments related to construction, development and capital projects amounted to approximately $73.3 million. Contractual commitments of $72.1 million are associated with the Trust's commitment to purchase from Magna certain building expansions which were acquired on January 31, 2017.

(c)
At December 31, 2016, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:
Not later than 1 year	$450
Later than 1 year and not later than 5 years	1,781
Later than 5 years	195

$2,426

  In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively. The fair value of the investment properties situated on the land under ground leases is $46.5 million.

86 Granite REIT 2016

REIT Information

Board of Trustees	Officers	Office Location
G. Wesley Voorheis Chairman Peter Dey Vice-Chairman Michael Brody Trustee Brydon Cruise Trustee Michael Forsayeth Trustee Barry Gilbertson Trustee Gerald Miller Trustee

Michael Forsayeth
Chief Executive Officer
John De Aragon
Chief Operating Officer,
Co-Head Global Real Estate
Ilias Konstantopoulos
Chief Financial Officer
Lorne Kumer
Executive Vice President,
Co-Head Global Real Estate
Stefan Wierzbinski
	Executive Vice President Europe	77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240
Investor Relations Queries Michael Forsayeth Chief Executive Officer (647) 925-7600 Ilias Konstantopoulos Chief Financial Officer (647) 925-7540
Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2016 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com

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  Exhibit 99.2